
05048598

STAFFING THE WORLD

2004 SUMMARY ANNUAL REPORT



TABLE OF CONTENTS

SUMMARY ANNUAL REPORT This is a summary annual report. Complete financial statements—including Management's Discussion and Analysis of Financial Condition and Results of Operations, and Notes to Financial Statements—are contained in Kelly Services' Annual Report on Form 10-K. That report, along with a copy of our Code of Business Conduct and Ethics, is available on our Company's website, www.kellyservices.com, or through our Investor Relations office. Please see page 28 for contact information.


STAFFING THE WORLD

Kelly Services

2004 FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K


SEC MAIL
RECEIVED
PROCESSING
APR 05 2005
WASH, D.C.
185
SECTION

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended January 2, 2005
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from -------------- to ---------------

Commission file number 0-1088

KELLY SERVICES, INC.
(Exact Name of Registrant as specified in its Charter)

Delaware	38-1510762
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

999 West Big Beaver Road, Troy, Michigan	48084
(Address of Principal Executive Office)	(Zip Code)

(248) 362-4444
(Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act: None

Securities Registered Pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common	NASDAQ/NMS
Class B Common	NASDAQ/NMS

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No[ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes [X] No [ ]

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter, was approximately $553,532,880.

Registrant had 32,041,257 shares of Class A and 3,472,598 of Class B common stock, par value $1.00, outstanding as of February 10, 2005.

Documents Incorporated by Reference

The proxy statement of the registrant with respect to its 2005 Annual Meeting of Stockholders is incorporated by reference in Part III.

Dated: February 22, 2005

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

History and Development of Business

Founded by William R. Kelly in 1946, Kelly Services, Inc. ("Kelly" or the "Company") has provided staffing solutions to customers in a variety of industries throughout its 58-year history. Kelly's range of staffing solutions and geographic coverage has grown steadily over the years to match the needs of its customers. Today, Kelly is the second largest staffing company in the United States and fifth largest in the world.

Kelly has evolved from a United States-based company concentrating primarily on traditional office services into a global staffing leader with a breadth of specialty businesses. Kelly now assigns professional and technical employees in the fields of finance and accounting, education, engineering, information technology, legal, science, health and home care.

Kelly is the world's largest scientific staffing provider, and it ranks among the leaders in information technology, engineering and financial staffing. These specialty service lines complement Kelly's traditional expertise in office services, call center, light industrial and electronic assembly staffing. Kelly also offers innovative staff management solutions for its customers, including staff leasing, outsourcing, consulting, recruitment and vendor management services.

Headquartered in Troy, Michigan, Kelly serves over 100,000 customers in 27 countries. Kelly provides employment for over 700,000 employees annually to a variety of customers around the globe—including more than 90 percent of the Fortune 500 companies.

Geographic Breadth of Services

Kelly offers staffing solutions to a diversified group of customers through approximately 2,600 stand-alone, customer on-site and co-located offices in the United States, the Americas (Canada, Puerto Rico and Mexico); Europe (Belgium, Denmark, France, Germany, Hungary, Ireland, Italy, Luxembourg, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland and the United Kingdom); and the Asia-Pacific region (Australia, Hong Kong, India, Indonesia, Malaysia, New Zealand, the Philippines, Singapore and Thailand).

Description of Business Segments

Kelly's operations are divided into three principal business segments: **U.S. Commercial Staffing; Professional, Technical and Staffing Alternatives (PTSA); and International.**

U.S. Commercial Staffing

Kelly's U.S. Commercial Staffing segment includes: *Kelly Office Services*, offering trained employees who work in word processing and data entry, and as administrative support staff; *KellyConnect,* providing staff for call centers, technical support hotlines and telemarketing units; *Kelly Educational Staffing*, the first nationwide program supplying qualified substitute teachers; *Kelly Merchandising Services*, including support staff for seminars, sales and trade shows; *Kelly Electronic Assembly Services*, providing technicians to serve the automotive, aerospace and pharmaceutical industries; *Kelly Light Industrial Services*, placing staff experienced in facilities management, materials handling and more; *KellySelect*, a temporary to full-time service that provides both customers and temporary staff the opportunity to evaluate the relationship before making a full-time employment decision; and *KellyDirect*, a permanent placement service used across all business units in the U.S.

Professional, Technical and Staffing Alternatives (PTSA)

Kelly's PTSA segment is comprised of the Professional and Technical Staffing group and the Staffing Alternatives group.

The Professional and Technical Staffing group consists of a number of industry-specific services including: *Kelly Automotive Services Group*, placing employees in a variety of technical, non-technical and administrative positions in major automotive manufacturers and their suppliers; *Kelly Engineering Resources*, supplying engineering professionals across all disciplines including aeronautical, chemical, civil/structural, electrical/instrumentation, environmental, industrial, mechanical, petroleum, pharmaceutical, quality and telecommunications; *Kelly FedSecure*, placing professionals across all skills in jobs requiring security clearances; *Kelly Financial Resources*, serving the needs of corporate finance departments, accounting firms and financial institutions with professional and support personnel; *Kelly Healthcare Resources*, servicing all levels of healthcare specialists and professionals to work in hospitals, ambulatory care centers, HMOs and other health insurance companies; *Kelly Home Care Services*, providing in-home care for the elderly, disabled and those recovering from illness or injury; *Kelly IT Resources*, placing information technology specialists across all IT disciplines; *Kelly Law Registry*, placing legal professionals including attorneys, paralegals, contract administrators, compliance specialists and legal administrators; and *Kelly Scientific Resources*, providing entry-level to Ph.D. professionals to a broad spectrum of scientific and clinical research industries.

The Staffing Alternatives group includes: *HRfirst*, specializing in human resources consulting and developing employment process outsourcing programs; *Kelly HR Consulting*, helping clients with strategic staffing, training, compensation and benefits; *Kelly Management Services*, specializing in outsourcing solutions that provide operational management of entire departments or business functions; *Kelly Staff Leasing*, providing clients with benefits and payroll administration services; and *Kelly Vendor Management Solutions*, supplying clients with an array of suppliers who provide professional, technical or commercial staffing.

International

Kelly's International segment meets the specific needs of global customers with the full range of commercial and professional and technical staffing services that are provided in the U.S. Additional services include: *KellyAssess*, providing personnel assessment techniques for selection, promotion and performance management; *Kelly MultiHire*, recruiting and human resources services; and *KellyConnect,* a global call center service.

With the enlargement of the European Union, Kelly will place increased emphasis on cross-border recruitment opportunities.

Financial information regarding Kelly's industry segments is included in Part II, Item 8 of this filing.

Business Strategy

Kelly's temporary staffing solutions are designed to help customers meet a variety of human resources needs in a flexible, efficient and cost-effective manner. Kelly offers its customers the highest standards of quality in the staffing industry. This strong emphasis on quality is evident throughout Kelly's business strategy, including the selection of new customers, employees and service lines.

Kelly is well equipped to understand, anticipate and respond to its customers' evolving staffing needs. Kelly is constantly developing and optimizing innovative staffing solutions to help customers weather economic fluctuations, control costs and improve productivity.

Typically, customers turn to Kelly to staff up during peak workloads caused by predictable factors, such as inventories, special projects or vacations and non-predictable periods resulting from illness, emergency or rapidly changing economic conditions.

It has been Kelly's mission to keep up with these challenges, define and solve specific staffing needs, thereby allowing companies the time and freedom to do what they do best – focus on their core business.

Business Operations

Service Marks

Kelly owns numerous service marks that are registered with the United States Patent and Trademark Office, the European Union Community Trademark Office and numerous individual country trademark offices.

Seasonality

Kelly's quarterly operating results are affected by the seasonality of our customers' businesses. Demand for staffing services historically has been lower during the first and fourth quarters as a result of holidays, and typically increases during the second and third quarters of the year.

Working Capital

Kelly believes there are no unusual or special working capital requirements in the staffing services industry.

Customers

Kelly is not dependent on any single customer, or a limited segment of customers. Kelly's largest single customer accounted for approximately 5 percent of total revenue in 2004.

Government Contracts

Although Kelly conducts business under various federal, state and local government contracts, they do not account for a significant amount of the business.

Competition

The worldwide temporary staffing industry is very competitive and highly fragmented. In the United States, approximately 100 competitors operate nationally, and more than 20,000 smaller organizations compete in varying degrees at local levels. Additionally, several similar companies compete in foreign markets. In 2004, Kelly's largest competitors were Adecco, S.A., Manpower, Inc., Randstad Holding N.V., Vedior N.V., Spherion Corporation and CDI Corporation.

Key factors that influence Kelly's success are geographic coverage, breadth of service, quality of service and price.

Geographic presence is of utmost importance, as temporary employees are generally unwilling to travel great distances for assignment, and customers prefer working with companies in their local market. Breadth of service has become more critical as customers seek "one-stop shopping" for all their staffing needs.

Quality of service, another factor, is highly dependent on the availability of qualified, competent temporary employees, and Kelly's ability to recruit, screen, train, retain and manage a pool of employees who match the skills required by particular customers. Conversely, during an economic downturn, Kelly must balance competitive pricing pressures with the need to retain a qualified workforce.

Price competition in the staffing industry is intense—particularly for office clerical and light industrial personnel—and pricing pressure from customers and competitors continues to be significant.

In summary, Kelly expects that the level of competition within the staffing services industry will remain high—a factor that could limit its ability to increase or maintain market share and profitability.

Environmental Concerns

Because Kelly is involved in a service business, federal, state or local laws that regulate the discharge of materials into the environment do not materially impact Kelly.

Employees

Kelly employs approximately 1,200 people at its corporate headquarters in Troy, Michigan, and approximately 7,200 staff members in its international network of company-owned branch offices. In 2004, Kelly assigned over 700,000 temporary employees with a variety of customers around the globe.

While services may be provided inside the facilities of customers, Kelly remains the employer of its temporary employees. Kelly maintains responsibility for employee assignments, the employer's share of all applicable payroll taxes and the administration of the employee's share of such taxes.

Foreign Operations

For information regarding sales, earnings from operations and long-lived assets by domestic and foreign operations, please refer to the information presented in the Segment Disclosures note to our consolidated financial statements, presented in Part II, Item 8 of this report.

Risk Factors

Highly Competitive Markets

The worldwide staffing services market is highly competitive with limited barriers to entry. Kelly competes in global, national, regional and local markets with full-service and specialized temporary staffing companies. In addition to Kelly, several competitors, including Adecco, Manpower, Randstad, Vedior, Spherion and CDI, have very substantial marketing and financial resources. Price competition in the staffing industry is significant, particularly for the provision of office clerical and light industrial personnel, and pricing pressures from competitors and customers are increasing. Kelly expects that the level of competition will remain high, which could limit Kelly's ability to maintain or increase its market share or profitability.

Fluctuations in General Economic Conditions

Demand for staffing services is significantly affected by the general level of economic activity and unemployment in the United States and the other countries in which Kelly operates. When economic activity increases, temporary employees are often added before full-time employees are hired. However, as economic activity slows, many companies reduce their use of temporary employees before laying off full-time employees. Kelly may also experience more competitive pricing pressure during periods of economic downturn. Any significant economic downturn could have a material adverse impact on Kelly's profitability.

Ability to Attract and Retain Qualified Candidates

Kelly depends upon its ability to attract qualified temporary personnel who possess the skills and experience necessary to meet the staffing requirements of its customers. Kelly must continually evaluate its base of available qualified personnel to keep pace with changing customer needs. Competition for individuals with proven professional skills is constant, and demand for such individuals is expected to remain very strong for the foreseeable future. There is always uncertainty whether qualified personnel will continue to be available to Kelly in sufficient numbers and on terms of employment acceptable to Kelly.

Liabilities for Customer and Employee Actions

Temporary staffing services providers employ and assign people generally in the workplace of other businesses. Attendant risks of such activities include possible claims of discrimination and harassment, employment of illegal aliens, violations of wage and hour requirements and errors and omissions of its temporary employees, particularly for the actions of professionals (e.g., attorneys, accountants and scientists). Misuse of customer proprietary information, misappropriation of funds, other criminal activity and other similar claims are also attendant risks.

Kelly has policies in place to help reduce its exposure to these risks and has purchased insurance policies against certain risks in amounts that it believes to be adequate. Although Kelly historically has not had any material losses resulting from these risks, there can be no assurance that Kelly will not experience such losses in the future or that Kelly's insurance will remain available on reasonable terms or be sufficient in amount or scope to cover any such liability.

Highly Dependent on Key Management

Kelly is highly dependent on its management. Kelly believes that its success has depended to a significant extent upon the efforts and abilities of its Chairman and Chief Executive Officer, Terence E. Adderley, and certain other key executives. The loss of the services of Mr. Adderley or any of the other key executives could have a material adverse effect upon the Company.

Government Regulations

Government regulations may result in prohibition or restriction of certain types of employment services or the imposition of new or additional benefit, licensing or tax requirements that may reduce Kelly's future earnings. Such legislative or regulatory changes could include, among others, the prohibition or restriction of certain types of employment services or the imposition of new or additional benefit, licensing or tax requirements with respect to the provision of employment services. There can be no assurance that Kelly will be able to increase the fees charged to its clients in a timely manner and in a sufficient amount to cover increased costs as a result of any of the foregoing.

Foreign Currency Fluctuations

Kelly's operations are conducted in 26 countries outside the U.S. Kelly's local operations are reported in the applicable foreign currencies and then translated into U.S. dollars at the applicable foreign currency exchange rates for inclusion in Kelly's consolidated financial statements. Exchange rates for currencies of these countries may fluctuate in relation to the U.S. dollar and such fluctuations may have an adverse or favorable effect on Kelly's operating results when translating foreign currency into U.S. dollars.

Stock Price Fluctuations

Kelly's stock price can fluctuate as a result of a variety of factors, including factors listed in these "Risk Factors," many of which are beyond Kelly's control. These factors include actual or anticipated variations in quarterly operating results; announcements of new services by Kelly or its competitors; announcements relating to strategic relationships or acquisitions; changes in financial estimates by securities analysts; and changes in general economic conditions. Because of this, Kelly may fail to meet or exceed the expectations of its shareholders or of securities analysts, and its stock price could fluctuate as a result.

Concentration of Ownership

Terence E. Adderley, Chairman and Chief Executive Officer, and certain trusts with respect to which he acts as trustee or co-trustee, control approximately 92.6% of outstanding Kelly Class B common stock, which is the only class of stock entitled to voting rights. Mr. Adderley is therefore able to exercise voting control of the Company with respect to matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

Access to Company Information

Kelly electronically files the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports with the Securities and Exchange Commission (SEC). The public may read and copy any of the reports that are filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically.

Kelly makes available, free of charge, through its website, and by responding to requests addressed to its director of investor relations, the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports. These reports are available as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. Kelly's website address is: www.kellyservices.com. The information contained on the website, or on other websites linked to the website, is not part of this document.

ITEM 2. PROPERTIES.

Kelly Services owns its headquarters in Troy, Michigan, where corporate, subsidiary and divisional offices are currently located. The original headquarters building was purchased in 1977. Headquarters operations were expanded into additional buildings purchased in 1991, 1997 and 2001.

The combined usable floor space in the headquarters complex is approximately 350,000 square feet, and an additional 63,000 square feet is leased nearby. Kelly's buildings are in good condition and are currently adequate for their intended purpose and use. The Company owns undeveloped land in Troy and Northern Oakland County, Michigan, for possible future expansion.

Branch office business is conducted in leased premises and a majority of leases are for fixed terms, generally five years in the U.S. and 5 to 10 years outside the U.S. Kelly owns virtually all of its office furniture and the equipment used in corporate headquarters and branch offices.

ITEM 3. LEGAL PROCEEDINGS.

The Company is involved in various legal proceedings occurring in the normal course of its business. In the opinion of the Company's management, adequate provision has been made for losses that are likely to result from these proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

There were no matters submitted to a vote of security holders in the fourth quarter of 2004.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information and Dividends

Kelly's stock is traded on the Nasdaq National Market System under the symbols "KELYA" and "KELYB." The high and low selling prices for the Class A common stock and Class B common stock as quoted by the Nasdaq Stock Market and the dividends paid on the common stock for each quarterly period in the last two fiscal years are reported below:

	Per share amounts (in dollars)				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2004					
Class A common					
High	$ 30.99	$ 32.25	$ 29.80	$ 31.27	$ 32.25
Low	27.17	27.05	25.26	25.86	25.26
Class B common					
High	31.50	32.74	29.42	31.00	32.74
Low	27.25	26.50	25.53	26.00	25.53
Dividends	.10	.10	.10	.10	.40
2003					
Class A common					
High	$ 25.64	$ 25.90	$ 27.26	$ 29.70	$ 29.70
Low	19.01	21.31	23.30	24.20	19.01
Class B common					
High	26.41	26.35	27.49	29.63	29.63
Low	19.68	21.87	24.04	25.75	19.68
Dividends	.10	.10	.10	.10	.40

Holders

The number of holders of record and individual participants of the Class A and Class B common stock of the Company were 5,701 and 536, respectively, as of February 10, 2005.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) That May Yet Be Purchased Under the Plans or Programs
September 27, 2004 through October 31, 2004	22 (1)	$ 26.76 (1)	-	-
November 1, 2004 through November 28, 2004	5,313 (1)	28.43 (1)	-	-
November 29, 2004 through January 2, 2005	80 (1)	31.16 (1)	-	-
Total	5,415	$ 28.46	-	-

(1) These shares were not purchased through a publicly announced plan. The shares were "repurchased" in connection with the vesting of restricted shares, where the employee satisfied his or her tax obligation by authorizing the Company to withhold the appropriate number of shares, and the Company issued to the employee the net difference between the shares due upon vesting and the withheld shares.

ITEM 6. SELECTED FINANCIAL DATA.

The following table summarizes selected financial information of Kelly Services, Inc. and its subsidiaries for each of the most recent six fiscal years. This table should be read in conjunction with other financial information of the registrant including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and financial statements included elsewhere herein.

(In millions except per share amounts)	(1) 2004	2003	2002	2001	2000	1999
Revenue from services (2)	$4,984.1	$4,325.2	$4,056.9	$4,005.9	$4,250.7	$4,076.3
Earnings before taxes (3)	34.6	8.7	30.8	27.6	145.3	143.7
Net earnings	22.1	5.1	18.6	16.5	87.2	85.1
Per share data:						
Basic earnings per share	0.63	0.14	0.52	0.46	2.44	2.37
Diluted earnings per share	0.62	0.14	0.52	0.46	2.43	2.36
Dividends per share						
Classes A and B common	0.40	0.40	0.40	0.85	0.99	0.95
Working capital	408.3	374.4	352.2	322.0	336.2	344.7
Total assets	1,247.4	1,137.7	1,072.1	1,039.4	1,089.6	1,033.7

(1) Fiscal year included 53 weeks.

(2) As discussed in Note 1 to the financial statements, beginning in 2003, the Company changed its method of reporting revenue for its Kelly Staff Leasing subsidiary. As a result, KSL worksite employee payroll costs were excluded from both revenue from services and cost of services, with no impact on gross profit or net earnings. Revenue from services and cost of services were reclassified for all prior periods for comparability. The effect of this change was to reduce revenue from services and cost of services as follows: $266.5 million in 2002, $251.0 million in 2001, $236.6 million in 2000 and $192.8 million in 1999.

(3) In accordance with SFAS No.142, the Company eliminated goodwill amortization beginning in 2002. Goodwill amortization included in earnings before taxes was $2.7 million in 2001, $2.0 million in 2000 and $1.8 million in 1999.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Executive Overview

We believe that 2004 was a very good year for the economy, for the staffing industry and for Kelly Services. Economic conditions strengthened, both in the United States and abroad. In the U.S., over two million new jobs were created, nearly 10% of which were accounted for by temporary staffing. The unemployment rate improved to 5.4% and G.D.P growth accelerated as compared to the prior year. The global economy also posted impressive gains growing at the fastest rate since 1976. Worldwide employment also grew, with temporary employment in Europe growing faster than employment in general.

Sales improved in all three of Kelly's business segments and across virtually all of our service offerings. Fee income increased sharply both in temporary-to-permanent and direct placement, an important confirmation that business confidence is building and permanent hiring is increasing.

With the recession behind us, we re-engaged our strategic growth plan and resumed filling out our branch network. Our U.S. Commercial Staffing segment continued to expand its product offerings. Our PTSA segment expanded Professional and Technical businesses into more countries. And, our International segment resumed geographic expansion, opening in Hungary, our 27th country.

Kelly Services returned to double-digit sales growth, set a new sales record, controlled expenses, improved operating efficiencies, quadrupled earnings and continued to invest for the longer term.

Results of Operations
2004 versus 2003

Revenue from services for 2004 totaled $4.984 billion, an increase of 15.2% from 2003. This was the result of an increase in hours worked of 9.8% and an increase in average hourly bill rates of 4.9%. Revenue from services increased in each of the Company's three business segments: U.S. Commercial Staffing, PTSA and International.

During the past year, the U.S. dollar declined in comparison to many foreign currencies, including the euro and British pound. As a result, Kelly's U.S. dollar translated revenue from services was higher than would have otherwise been reported. On a constant currency basis, 2004 revenue from services increased 12.3% as compared with the prior year. The table below summarizes the impact of foreign exchange adjustments on revenue from services for 2004 on a 53-week reported basis:

	Revenue from Services		
	2004 (53 weeks)	2003 (52 weeks)	% Change
	(In millions of dollars)		
U.S. Commercial Staffing	$ 2,327.9	$ 2,131.5	9.2 %
PTSA	1,033.4	895.0	15.5
International - Constant Currency	1,493.8	1,298.6	15.0
Revenue from Services - Constant Currency	4,855.2	4,325.2	12.3
Foreign Currency Impact	128.9	-	
Revenue from Services	$ 4,984.1	$ 4,325.2	15.2 %

In addition, the 2004 fiscal year includes a 53rd week. This fiscal leap year occurs every five or six years and is necessary to align the fiscal and calendar periods. On a constant currency adjusted 52-week basis, revenue increased 10.9%. Management believes these measurements are an important analytical tool to aid in understanding underlying operating trends without distortion due to currency fluctuations and the extra week included in the 2004 fiscal year. Constant currency results are calculated by translating the current year results at prior year average exchange rates. Adjusted 52-week revenue is calculated by excluding the last week of the 2004 fiscal year. The table below summarizes the impact of foreign exchange adjustments on revenue from services for 2004 on a 52-week adjusted basis:

	Revenue from Services				
	2004			2003	
	Reported Revenue 53 Weeks	Less: 53rd Week Revenue	Adjusted Revenue 52 Weeks	Reported Revenue 52 Weeks	% Change
U.S. Commercial Staffing	$ 2,327.9	$ 29.9	$ 2,298.0	$ 2,131.5	7.8 %
PTSA	1,033.4	13.6	1,019.9	895.0	14.0
International - constant currency	1,493.8	17.1	1,476.8	1,298.6	13.7
Revenue from services - constant currency	4,855.2	60.6	4,794.6	4,325.2	10.9
Foreign currency impact	128.9	1.2	127.7		
Revenue from services	$ 4,984.1	$ 61.7	$ 4,922.3	$ 4,325.2	13.8 %

Gross profit of $798.5 million was 14.6% higher than 2003. Gross profit as a percentage of revenues was 16.0% in 2004, and decreased 0.1 percentage point compared to the 16.1% rate recorded in the prior year. This reflected decreases in the gross profit rates of PTSA and International, partially offset by an increase in the gross profit rate of U.S. Commercial Staffing. The decrease in the gross profit rate was due to higher state unemployment taxes, to the extent not fully recovered through pricing actions and temporary staffing gross profit rate decreases in Europe, partially offset by lower workers' compensation costs and improved fee based recruitment income.

The decrease in workers' compensation costs compared to 2003 resulted from favorable comparisons to last year. In 2003, the Company revised its estimate of the cost of outstanding workers' compensation claims and, accordingly, recorded additional expense of $11.7 million. State unemployment taxes are expected to continue to increase in 2005; however, the Company has been recovering most of these additional costs by re-pricing customer contracts.

Fee based recruitment income, which represents approximately one percent of the Company's total revenue, has a significant impact on gross profit rates. There are very low direct costs of services associated with fee based recruitment income. Therefore, increases or decreases can have a disproportionate impact on gross profit rates.

Selling, general and administrative expenses of $763.0 million were 10.9% higher than last year. Selling, general and administrative expenses expressed as a percentage of revenues were 15.3% in 2004, a 0.6 percentage point decrease compared to the 15.9% rate in 2003. As measured on a constant currency basis, selling, general and administrative expenses increased 7.7% compared to the prior year. The increase in selling, general and administrative expenses is due primarily to growth in salaries, retirement programs and incentive-based compensation.

Net interest expense for 2004 was $861 thousand, compared to $77 thousand in 2003. The change is primarily attributable to higher average short-term debt levels and lower average cash balances as a result of increased working capital requirements.

Earnings before taxes were $34.6 million, an increase of 299.9% from 2003. Earnings before taxes averaged 0.7% of revenues in 2004 and 0.2% of revenues in 2003. The effective income tax rate for 2004 was 36.1%, a decrease from last year's rate of 41.0%. Last year's rate was higher primarily because it included the impact of establishing valuation allowances for certain international tax loss carryforwards.

Net earnings in 2004 were $22.1 million, or a 333.1% increase compared to 2003. Basic earnings per share in 2004 were $0.63 and diluted earnings per share in 2004 were $0.62, as compared to basic and diluted earnings per share of $0.14 in 2003.

U.S. Commercial Staffing

Revenue from services in the U.S. Commercial Staffing segment totaled $2.328 billion for the 53 weeks in 2004, a 9.2% increase compared to the $2.132 billion reported for the 52 weeks in 2003. This reflected a 6.8% increase in hours worked and a 2.2% increase in average hourly bill rates. Year-over-year revenue comparisons reflect increases of: 8.9% in the first quarter, 11.3% in the second quarter, 7.2% in the third quarter and 9.5% in the fourth quarter. On an adjusted 52-week basis, revenue from services increased 7.8% year over year and on an adjusted 13-week basis, fourth quarter revenue from services increased 4.2% year over year.

U.S. Commercial Staffing revenue from services represented 47% of total Company revenue from services for 2004 and 49% for 2003.

U.S. Commercial Staffing earnings from operations totaled $120.0 million for 2004 compared to earnings of $93.4 million last year, an increase of 28.4%. The increase in earnings from operations was primarily attributable to the 9.2% increase in revenue and a 0.2 percentage point increase in the gross profit rate, partially offset by a 2.1% increase in selling, general and administrative expenses. The increase in the gross profit rate was primarily due to lower workers' compensation costs and higher fee-based income, partially offset by higher state unemployment taxes, to the extent not fully recovered through pricing actions. Of the $11.7 million additional workers' compensation charge in 2003 reported above, $9.7 million was charged to U. S. Commercial Staffing.

Selling, general and administrative expenses increased by 2.1% as compared to the prior year and, as a percentage of revenues, were 9.4% for 2004 and 10.1% for 2003. The increase in selling, general and administrative expenses was due primarily to the growth in salaries, retirement programs and incentive-based compensation.

Professional, Technical and Staffing Alternatives

Revenue from services in the PTSA segment for the 53 weeks in 2004 totaled $1.033 billion, an increase of 15.5% compared to the $895.0 million reported for the 52 weeks in 2003. This reflected a 10.8% increase in hours worked and a 5.3% increase in average hourly bill rates in the professional and technical businesses. Revenues in the staffing alternatives businesses, which include staff leasing, management services, HRfirst and vendor management services, increased by 4.9% compared to 2003. Year-over-year revenue comparisons reflect increases of: 7.7% in the first quarter, 14.7% in the second quarter, 18.0% in the third quarter and 21.3% in the fourth quarter. On an adjusted 52-week basis, revenue from services increased 14.0% year over year and on an adjusted 13-week basis, fourth quarter revenue from services increased 15.4% year over year.

PTSA revenues from services represented 21% of total Company revenues in 2004 and 2003.

During 2004, nearly all PTSA business units exhibited double-digit revenue growth as compared to 2003. Kelly Law Registry, Kelly Engineering Resources, HRfirst and Vendor Management Services reported particularly strong growth. However, Kelly Home Care, Kelly Automotive Services Group and Kelly Staff Leasing experienced revenue declines during 2004 as compared to the prior year. The decrease in Kelly Automotive Services group was consistent with the industry trend in its staffing sector. The revenue decline at Kelly Staff Leasing reflects intended changes in customer mix to properly position this business unit with a stronger customer base in 2005.

PTSA earnings from operations for 2004 totaled $63.0 million and increased 19.2% from the same period in 2003. This was the result of the 15.5% increase in revenue from services, partially offset by a 0.4 percentage point decrease in the gross profit rate and a 9.5% increase in selling, general and administrative expenses. The decrease in the gross profit rate was primarily due to decreases in the Kelly Home Care business unit and higher workers' compensation expense in the Kelly Staff Leasing business unit. The 9.5% increase in selling, general and administrative expenses was primarily due to increased salaries and incentive-based compensation. Selling, general and administrative expenses as a percent of revenues were 11.6% for 2004 and 12.2% for 2003.

International

Translated U.S. dollar revenue from services in the International segment for the 53 weeks in 2004 totaled $1.623 billion, a 25.0% increase compared to the $1.299 billion reported for the 52 weeks in 2003. This resulted from an increase in hours worked of 14.1% and a 9.2% increase in the translated U.S. dollar average hourly bill rates. International revenue from services represented 32% of total Company revenues in 2004 and 30% in 2003.

On a constant currency basis, revenue from services increased 15.0%. On an adjusted 52-week constant currency basis, revenue from services in the International segment increased 13.7%. Average hourly bill rates increased 0.6% on a constant currency basis. The year-over-year increase in average hourly bill rates, on a constant currency basis, is primarily due to stronger average hourly bill rates in the Asia-Pacific region. Constant currency year-over-year revenue comparisons reflect increases of: 17.8% in the first quarter, 15.9% in the second quarter, 11.5% in the third quarter and 15.5% in the fourth quarter. On an adjusted 13-week constant currency basis, fourth quarter revenue from services increased 10.8%.

The strong improvements realized in revenue were caused by both a general economic recovery in most countries, and Kelly's particular focus on revenue growth. Fourth quarter and total-year revenue growth was positive in all regions: the Americas, UK/Ireland, continental Europe and Asia-Pacific. Additionally, fee-based income in the International segment experienced year-over-year growth of 36% on a 53-week basis.

International earnings totaled $12.8 million for 2004, compared to a loss of $751 thousand for 2003. The 25.0% increase in revenue from services was partially offset by a 0.4 percentage point decrease in the gross profit rate and a 16.2% increase in expenses, as measured in U.S. dollars. International results generally improved as the year progressed. The segment recorded a loss of $888 thousand in the first quarter, income of $2.0 million in the second quarter, income of $6.2 million in the third quarter and income of $5.5 million in the fourth quarter.

The decrease in the International gross profit rate is due primarily to rate decreases in the United Kingdom. The decrease in gross profit rates experienced in the United Kingdom is due, in large part, to a shift in customer mix to larger corporate account customers which tend to have lower gross margins.

Many of the Company's large corporate and national account customers have negotiated high volume global service agreements, which tend to result in lower gross profit rates than those earned with the Company's small and medium size customers. However, these accounts also have a lower administrative cost due to economies of scale, and can yield an operating margin similar to that realized with small or medium size customers. The Company's strategy is focused on serving and growing large national and local accounts. As customer mix shifts to larger accounts, the Company's average gross margins tend to decrease.

The increase in U.S. dollar reported expenses is due primarily to increased salaries and incentive-based compensation. On a constant currency basis, expenses increased by 6.5%. Selling, general and administrative expenses as a percent of revenue were 16.3% in 2004, compared to 17.5% in 2003.

Results of Operations
2003 versus 2002

Revenue from services for 2003 totaled $4.325 billion, an increase of 6.6% from 2002. This was the result of an increase in hours worked of 4.3% and an increase in average hourly bill rates of 1.9%. Revenue from services increased in each of the Company's three business segments: U.S. Commercial Staffing, PTSA and International. During 2003, the U.S. dollar declined in comparison to many foreign currencies, including the euro and British pound. As a result, Kelly's U.S. dollar translated revenue from services was higher than would have otherwise been reported. On a constant currency basis, 2003 revenue from services increased 3.3% as compared with 2002. The table below summarizes the impact of foreign exchange adjustments on revenue from services for 2003:

	Revenue from Services		
	2003	2002	% Change
	(In millions of dollars)		
U.S. Commercial Staffing	$ 2,131.5	$ 2,104.6	1.3 %
PTSA	895.0	870.4	2.8
International - Constant Currency	1,164.8	1,082.0	7.7
Revenue from Services - Constant Currency	4,191.4	4,056.9	3.3
Foreign Currency Impact	133.8	-	
Revenue from Services	$ 4,325.2	$ 4,056.9	6.6 %

Gross profit of $696.6 million was 0.6% higher than 2002. Gross profit as a percentage of revenues was 16.1% in 2003, which decreased 1.0 percentage point compared to the 17.1% rate recorded in 2002. This reflected decreases in the gross profit rates of all three business segments. The decrease in the gross profit rate was primarily due to higher workers' compensation costs and, to the extent not recovered through pricing actions, higher payroll taxes. During 2003, primarily as a result of higher than expected medical inflation rates, the Company revised its estimate of the cost of outstanding workers' compensation claims and, accordingly, recorded additional expense of $11.7 million.

Selling, general and administrative expenses of $687.9 million were 3.9% higher than 2002. Selling, general and administrative expenses expressed as a percentage of revenues were 15.9% in 2003, a 0.4 percentage point decrease compared to the 16.3% rate in 2002. As measured on a constant currency basis, selling, general and administrative expenses increased 0.1% compared to 2002. Higher marketing expenses and costs associated with the implementation of Kelly StaffNet, the Company's new branch automation system, have been offset by lower incentive-based compensation and retirement program costs. In addition, 2002 expenses included additional costs related to the Company's information technology programs and a loss related to the Company's equity investment in itiliti, an internet-based vendor management software provider.

Net interest expense for 2003 was $77 thousand, compared to net interest income of $362 thousand in 2002. The change is primarily attributable to lower cash balances and lower interest rates earned on the cash balances.

Earnings before taxes were $8.7 million, a decrease of 71.8% from 2002. Earnings before taxes averaged 0.2% of revenues in 2003 and 0.8% of revenues in 2002. The effective income tax rate for 2003 was 41.0%, a small increase from 2002's rate of 39.6%. The net increase is attributable to valuation allowances established for certain international tax loss carryforwards, partially offset by the favorable settlement of prior years' tax audits.

Net earnings were $5.1 million, or a 72.5% decrease compared to 2002. Basic and diluted earnings per share were $0.14, a decrease of 73.1% as compared to basic and diluted earnings per share of $0.52 in 2002.

U.S. Commercial Staffing

Revenue from services in the U.S. Commercial Staffing segment totaled $2.132 billion in 2003, a 1.3% increase compared to the $2.105 billion reported for the same period in 2002. This reflected a 0.5% increase in hours worked and a 0.8% increase in average hourly bill rates. Year-over-year revenue comparisons were: up 4.9% in the first quarter, down 0.7% in the second quarter, down 2.6% in the third quarter and up 4.0% in the fourth quarter. Year-over-year revenue growth strengthened month by month over the course of the fourth quarter.

U.S. Commercial Staffing revenue from services represented 49% of total Company revenue from services for 2003 and 52% for 2002.

U.S. Commercial Staffing earnings from operations totaled $93.4 million for 2003 compared to earnings of $118.7 million in 2002, a decrease of 21.3%. The decrease in earnings from operations was primarily attributable to a 1.4 percentage point decrease in the gross profit rate partially offset by the 1.3% increase in revenue. The decrease in the gross profit rate was primarily the result of higher workers' compensation costs. As noted above, the Company revised its estimate of the cost of outstanding workers compensation claims and, accordingly, recorded additional expense in 2003. Of the total $11.7 million additional workers' compensation expense, $9.7 million was charged to U.S. Commercial Staffing. Higher state unemployment taxes, to the extent not recovered through pricing actions and, to a lesser extent, shifts in customer and service line mix to lower gross profit business also reduced the segment gross profit rate.

Many of the Company's large corporate and national account customers have negotiated high volume global service agreements, which tend to result in lower gross profit rates than those earned with the Company's small and medium size customers. The Company's strategy is focused on serving and growing these large corporate national accounts. As customer mix shifts to large corporate and national accounts, the Company's average gross margins tend to decrease.

The Company has also experienced a shift in its mix of business from the office/clerical to light industrial service lines. Because light industrial business typically generates lower gross profit rates than office/clerical staffing, this mix shift has also tended to reduce the Company's average gross profit rates.

Selling, general and administrative expenses increased by 0.6% as compared to 2002 and, as a percentage of revenues, were 10.1% for both 2003 and 2002. The increase in selling, general and administrative expenses was due primarily to the impact of the Company's ongoing deployment of new front office systems in part offset by lower field bonus costs and decreases in the cost of retirement programs.

Professional, Technical and Staffing Alternatives

Revenue from services in the PTSA segment for 2003 totaled $895.0 million, an increase of 2.8% compared to the $870.4 million reported in 2002. This reflected a 2.2% increase in average hourly bill rates, partially offset by a 1.6% decrease in hours worked in the professional and technical businesses. Revenues in the staffing alternatives businesses, which include staff leasing, management services, HRfirst and vendor management services, increased by 9.8% compared to 2002. PTSA revenues from services represented 21% of total Company revenues in both 2003 and 2002.

Results varied among the 14 business units that comprise PTSA. During 2003, Kelly Financial Resources, Kelly Law Registry, Kelly HRfirst, Kelly Management Services and Kelly Vendor Management all exhibited double digit sales growth as compared to 2002. Kelly Healthcare, Kelly Staff Leasing, Kelly Information Technology Resources and Kelly Automotive Services Group also maintained positive revenue growth. However, three large PTSA units, Kelly Scientific Resources, Kelly Home Care and Kelly Engineering Resources, experienced revenue declines during 2003 as compared to 2002. These decreases, however, were consistent with industry trends in their staffing sectors.

PTSA earnings from operations for 2003 totaled $52.9 million and increased 4.2% from the same period in 2002. This was the result of the 2.8% increase in revenue from services partially offset by a 0.2 percentage point decrease in the gross profit rate and a 0.7% increase in expenses. The decrease in the gross profit rate was primarily the result of higher workers' compensation costs. PTSA was also impacted by higher workers' compensation expense, primarily due to Kelly Staff Leasing. PTSA's share of the total $11.7 million additional charge for workers' compensation was $2.0 million. Selling, general and administrative expenses as a percent of revenues were 12.2% for 2003 and 12.5% for 2002.

International

Translated U.S. dollar revenue from services in the International segment for 2003 totaled $1.299 billion, a 20.0% increase compared to the $1.082 billion reported for 2002. This resulted from an increase in hours worked of 12.3% and a 7.2% increase in the translated U.S. dollar average hourly bill rates. International revenue from services represented 30% of total Company revenues in 2003 and 27% in 2002.

On a constant currency basis, revenue from services increased 7.7% and average hourly bill rates decreased 3.9%. The year-over-year decrease in average hourly bill rates, on a constant currency basis, is due primarily to a shift in mix of hours worked to countries such as Mexico, Russia and Malaysia, which typically have lower average bill rates.

The strong improvements realized in revenue were caused by both a general economic recovery in most countries, and Kelly's particular focus on sales growth. Fourth quarter sales growth was positive in all regions: the Americas, UK/Ireland, continental Europe and Asia-Pacific.

During the fourth quarter, consistent with the third quarter, revenue grew by 11% in the Americas as compared with 2002. However, unlike the third quarter where growth was primarily fueled by Mexico, the fourth quarter saw stronger revenue growth in Canada and Puerto Rico as well.

In our U.K./Ireland operations, sales accelerated significantly during the second half of the year and revenues for the fourth quarter increased 30% year over year. The increase in revenue was primarily due to new staffing accounts added throughout the year. In addition, our fee-based recruiting businesses showed encouraging signs of improvement during the fourth quarter with year-over-year growth of 20%.

We also saw encouraging year-over-year revenue growth in continental Europe during the second half of the year. Revenue in continental Europe turned positive in the third quarter and increased nearly 10% in the fourth quarter. The majority of the countries in which we operate, such as Spain, Russia, Norway, Luxembourg and Holland, experienced solid revenue increases, while Germany continued to post revenue declines. Although our temporary staffing business is recovering in continental Europe, our fee-based income continues to lag, as our recruiting business has been hit the hardest in this region.

The Asia-Pacific growth was generated by our operations in Australia, New Zealand, Singapore, and Malaysia. After experiencing strong revenue growth in the third quarter, revenue grew by 21% year over year in the fourth quarter.

International reported a loss of $751 thousand for 2003, compared to earnings of $5.2 million for 2002. The 20.0% increase in revenue from services was more than offset by a 1.2 percentage point decrease in the gross profit rate and a 15.7% increase in expenses, as measured in U.S. dollars. International results continued to improve as the year progressed. The segment recorded a loss of $3.1 million in the first quarter, a loss of $1.0 million in the second quarter, income of $1.7 million in the third quarter and income of $1.6 million in the fourth quarter.

The decrease in the International gross profit rate was due to rate decreases in the United Kingdom and France, as well as the effect of lower fee-based income on a constant currency basis. The increase in U.S. dollar reported expenses was due primarily to the effect of currency rates. On a constant currency basis, expenses increased by 3.0%.

Financial Condition

Historically, Kelly has financed its operations through cash generated by operating activities and available from revolving credit facilities. As highlighted in the Statements of Cash Flows, the Company's liquidity and available capital resources are impacted by four key components: cash and equivalents, operating activities, investing activities and financing activities.

Cash and Equivalents

Cash and equivalents totaled $88 million at the end of 2004, an increase of $12 million from the $76 million at year-end 2003 and a decrease of $13 million from the $101 million at year-end 2002. As further described below, during 2004, the Company generated $59 million of cash from operating activities and used $36 million of cash in investing activities and $14 million in financing activities.

Operating Activities

In 2004, the Company generated $59 million in cash from its operating activities, as compared to $31 million in 2003 and $90 million in 2002. The most significant reason for the change in cash generated from operations, in addition to the increase in net earnings, was that trade accounts receivable grew at a slower rate in 2004 versus 2003, but at a faster rate in comparison to 2002. Additionally, accrued payroll and related taxes grew at higher rate than 2003 or 2002.

Trade accounts receivable totaled $727 million at the end of 2004. Global days sales outstanding, calculated on an annual basis, were 54 days for 2004, which is an improvement of one day as compared with the prior year.

The Company's working capital position was $408 million at the end of 2004, an increase of $34 million from year-end 2003 and an increase of $56 million from 2002. The current ratio was 1.8 at the end of 2004, as compared with 1.9 at year-end 2003 and 2.0 at year-end 2002.

Investing Activities

In 2004, the Company used $36 million for investing activities, compared to $33 million in 2003 and $37 million in 2002. Capital expenditures for 2004 totaled $36 million, up 18% from the $30 million spent in 2003 and up 6% from the $33 million spent in 2002. Included in the total for 2004 is $7.4 million for software licenses related to the multi-year implementation of Peoplesoft payroll, billing and financial systems. Capital spending in 2005 is expected to total between $32 and $36 million.

Financing Activities

In 2004, the Company used $14 million in financing activities, as compared to $26 million in 2003 and $38 million in 2002. In 2004, the Company repurchased an insignificant amount of stock, compared to $26 million in 2003 and $13 million in 2002.

In September 2003, the Company repurchased 1,000,000 shares of Class A common stock in a negotiated transaction from the William R. Kelly Trust. The total value of the share repurchase was $26 million or $26.04 per share, representing a 2.7% discount to the closing market price of Kelly Class A common stock on the business day prior to the purchase. In July 2002, the Company repurchased 500,000 shares of Class A common stock from the William R. Kelly Trust. The total value of the share repurchase was $13 million or $26.28 per share, representing a 2.7% discount to the closing market price of Kelly Class A common stock on the business day prior to the purchase.

Short-term debt totaled $34 million at year-end 2004, compared to $39 million at year-end 2003 and $25 million at year-end 2002. At the end of 2004, debt represented approximately 5% of total capital.

As of year-end 2004, the Company had $92 million of committed unused credit facilities. In June 2003, the Company entered into a $125 million three-year, unsecured multi-currency revolving credit facility which may be used to fund working capital, acquisitions and for general corporate purposes. The interest rate applicable to borrowings under this facility is 60 basis points over local LIBOR. At year-end 2004, the Company had additional uncommitted one-year credit facilities totaling $29 million, under which the Company had borrowed $1 million.

In February 2005, the Company borrowed $18 million under a new yen-denominated, short-term loan agreement. The proceeds from this loan were used to purchase a less-than-five-percent interest in TempStaff, a private Japanese staffing company.

The Company intends to continue its expansion program, adding one or two new countries or service lines each year by organic growth and small strategic acquisitions. Targeted countries/areas include, Japan, Eastern Europe and South America.

Dividends paid per common share were $.40 in 2004, 2003 and 2002.

Contractual Obligations and Commercial Commitments

Summarized below are the Company's obligations and commitments to make future payments as of year-end 2004:

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating leases	$ 164,700	$ 46,600	$ 67,400	$ 34,000	$ 16,700
Short-term borrowings	34,300	34,300	-	-	-
Accrued insurance	91,700	33,200	30,300	12,400	15,800
Accrued retirement benefits	56,500	5,600	13,600	17,400	19,900
Purchase obligations	26,400	24,800	1,600	-	-
Total	$ 373,600	$ 144,500	$ 112,900	$ 63,800	$ 52,400

The Company has no material, unrecorded commitments, losses, contingencies or guarantees associated with any related parties or unconsolidated entities.

Summary

The Company's financial position remains strong. The Company continues to carry no long-term debt and expects to meet its cash requirements principally through cash generated from operations, available cash and equivalents and committed unused credit facilities.

Critical Accounting Estimates

The Company prepares its financial statements in conformity with accounting principles generally accepted in the United States of America. In this process, it is necessary for management to make certain assumptions and related estimates affecting the amounts reported in the consolidated financial statements and the attached notes. Actual results can differ from assumed and estimated amounts.

Critical accounting estimates are those that management believes require the most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Judgments and uncertainties affecting the application of those estimates may result in materially different amounts being reported under different conditions or using different assumptions. The Company considers the following estimates to be most critical in understanding the judgments involved in preparing its consolidated financial statements.

Allowance for Uncollectible Accounts Receivable

We make ongoing estimates relating to the collectibility of our accounts receivable and maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the allowance, we consider our historical level of credit losses and apply percentages to certain aged receivable categories. We also make judgments about the creditworthiness of significant customers based on ongoing credit evaluations, and we monitor current economic trends that might impact the level of credit losses in the future. Historically, losses from uncollectible accounts have not exceeded our allowance. Since we cannot predict with certainty future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required. In the event we determined that a smaller or larger allowance was appropriate, we would record a credit or a charge to selling, general and administrative expense in the period in which we made such a determination. As of year-end 2004, 2003 and 2002, the allowance for uncollectible accounts receivable was $16.2 million, $15.0 million and $12.5 million, respectively.

Workers' Compensation

The Company has a combination of insurance and self-insurance contracts under which the Company effectively bears the first $500,000 of risk per single accident. The Company establishes accruals for workers' compensation utilizing actuarial methods to estimate the undiscounted future cash payments that will be made to satisfy the claims, including an allowance for incurred-but-not-reported claims. This process includes establishing loss development factors, based on the historical claims experience of the Company and the industry, and applying those factors to current claims information to derive an estimate of the Company's ultimate claims liability. In preparing the estimates, we also consider the nature and severity of the claims, analyses provided by third party claims administrators, as well as current legal, economic and regulatory factors.

Management evaluates the accrual, and the underlying assumptions, regularly throughout the year and makes adjustments as needed. The ultimate cost of these claims may be greater than or less than the established accrual. While management believes that the recorded amounts are adequate, there can be no assurances that changes to management's estimates will not occur due to limitations inherent in the estimation process. In the event we determine that a smaller or larger accrual is appropriate, we would record a credit or a charge to cost of services in the period in which we made such a determination. The accrual for workers' compensation was $91.7 million, $94.8 million and $73.5 million at year-end 2004, 2003 and 2002, respectively.

Goodwill

Goodwill is tested for impairment annually or if an event occurs or circumstances change that may reduce the fair value of the reporting unit below its book value. Should circumstances change or events occur to indicate that the fair market value of the reporting unit has fallen below its book value, management must then compare the estimated fair value of goodwill to book value. If the book value exceeds the estimated fair value, an impairment loss would be recognized in an amount equal to that excess. Such an impairment loss would be recognized as a non-cash charge to operating income.

We completed our impairment tests during the fourth quarter of the 2004, 2003 and 2002 fiscal years and determined that goodwill is not impaired. This test required comparison of our estimated fair value to our book value of goodwill. The estimated fair value was based on a discounted cash flows analysis. Assumptions and estimates about future cash flows and discount rates are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts.

Although we believe the assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results. Different assumptions of the anticipated future benefits from these businesses could result in an impairment charge, which would decrease operating income and result in lower asset values on our balance sheet. At year-end 2004, 2003 and 2002, total goodwill amounted to $94.7 million, $85.8 million and $80.3 million, respectively.

Income Taxes

Income tax expense is based on expected income and statutory tax rates in the various jurisdictions in which we operate. Judgment is required in determining our income tax expense. We establish accruals when, despite our belief that reported taxable income is fully supportable, we believe that challenges are probable and that we may not succeed. We adjust these accruals in light of changing facts and circumstances, such as the progress of a tax audit. Our effective tax rate includes the impact of accrual provisions and changes to accruals that we consider appropriate, as well as related interest. In the event that there is a significant unusual or one-time item recognized in our operating results, the tax attributable to that item would be separately calculated and recorded at the same time as the unusual or one-time item.

Tax laws require items to be included in the tax return at different times than the items are reflected in the financial statements. As a result, the income tax expense reflected in our financial statements is different than the liability reported in our tax return. Some of these differences are permanent, such as expenses which are not deductible on our tax return, and some are temporary differences, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our income statement. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent items for which we have already taken a deduction on our tax return, but have not yet recognized as expense in our financial statements.

A number of years may elapse before a particular matter, for which we have established an accrual, is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe that our accruals reflect the probable outcome of tax contingencies. Favorable or unfavorable settlement of any particular issue would be recognized as an increase or decrease to our income tax expense in the year of resolution. Our tax accruals are presented in the balance sheet within income and other taxes.

New Accounting Pronouncements

See Note 14 to the Financial Statements in Part II, Item 8 for a description of new accounting pronouncements.

Forward-Looking Statements

Certain statements contained in this document are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements include statements which are predictive in nature; which depend upon or refer to future events or conditions; or which include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," or variations or negatives thereof or by similar or comparable words or phrases. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company actions that may be provided by management are also forward-looking statements as defined by the Act. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties, and assumptions about the Company; and economic and market factors in the countries in which the Company does business, among other things. These statements are not guarantees of future performance, and the Company has no specific intention to update these statements.

Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors. The principal important risk factors that could cause the Company's actual performance and future events and actions to differ materially from such forward-looking statements include, but are not limited to, competitive market pressures including pricing, changing market and economic conditions, material changes in demand from large corporate customers, availability of temporary workers with appropriate skills required by customers, increases in wages paid to temporary workers, liabilities for client and employee actions, foreign currency fluctuations, changes in laws and regulations (including federal, state and international tax laws), the Company's ability to effectively implement and manage its information technology programs, and the ability of the Company to successfully expand into new markets and service lines. Certain risk factors are discussed more fully under "Risk Factors" in Part I, Item 1 of this filing.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Kelly does not hold or invest in derivative contracts. The Company is exposed to foreign currency risk primarily due to its net investment in foreign subsidiaries, which conduct business in their local currencies. These risks are mitigated by the use of the Company's multi-currency line of credit. This credit facility is used to borrow in local currencies, which mitigates the exchange rate risk resulting from foreign currency-denominated net investments fluctuating in relation to the U.S. dollar.

In addition, the Company is exposed to interest rate risks through its use of the multi-currency line of credit.

The Company is exposed to market risk as a result of its obligation to pay benefits under its nonqualified deferred compensation plan and its related investments in company-owned variable universal life insurance policies. The obligation to employees increases and decreases based on movements in the equity and debt markets. The investments in publicly traded mutual funds, as part of the company-owned variable universal life insurance policies, are designed to mitigate this risk with offsetting gains and losses.

Overall, the Company's holdings and positions in market risk-sensitive instruments do not subject the Company to material risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements and supplementary data required by this Item are set forth in the accompanying index on page 26 of this filing and are presented in pages 27-49.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Based on their evaluation as of the end of the period covered by this Form 10-K, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Report on Internal Control Over Financial Reporting

Management's report on internal control over financial reporting is presented preceding the financial statements on page 27 of this filing.

Attestation Report of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, independent auditors of the Company's financial statements, has issued an audit report on management's assessment of the Company's internal control over financial reporting. This report appears on page 28 of this filing.

Changes in Internal Controls

There were no changes in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

Information required by Part III with respect to Directors and Executive Officers of the registrant (Item 10), Executive Compensation (Item 11), Security Ownership of Certain Beneficial Owners and Management (Item 12), Certain Relationships and Related Transactions (Item 13) and Principal Accounting Fees and Services (Item 14), except as set forth under the titles "Executive Officers of the Registrant" and "Code of Business Conduct and Ethics," which are included on page 22, (Item 10), and except as set forth under the title "Equity Compensation Plan Information," which is included on page 23, (Item 12), is to be included in a definitive proxy statement filed by the Company not later than 120 days after the close of its fiscal year and such proxy statement, when filed, is incorporated herein by reference.

ITEM 10. EXECUTIVE OFFICERS OF THE REGISTRANT.

Name/Office	Age	Served as an Officer Since (1)	Business Experience During Last 5 Years
Terence E. Adderley Chairman and Chief Executive Officer	71	1961	Served as officer of the Company.
Carl T. Camden President and Chief Operating Officer	50	1995	Served as officer of the Company.
Michael L. Durik Executive Vice President and Chief Administrative Officer	56	1999	Served as officer of the Company.
William K. Gerber Executive Vice President and Chief Financial Officer	51	1998	Served as officer of the Company.
Daniel T. Lis Senior Vice President, General Counsel and Corporate Secretary	58	2003	Served as General Counsel of Bank One, Michigan and predecessors from 1987-2000.

(1) Each officer serves continuously until termination of employment or removal by the Board of Directors.

CODE OF BUSINESS CONDUCT AND ETHICS.

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company's directors, officers and employees, including the Company's principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions (collectively, the "Selected Officers"). The Code of Business Conduct and Ethics is included as Exhibit 14 in the Index to Exhibits on page 50. The Company has posted the Code of Business Conduct and Ethics and intends to post any changes in or waivers from its code of ethics applicable to any Selected Officer on its website at www.kellyservices.com.

ITEM 12. SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table shows the number of securities of the Company that can be issued upon the exercise of outstanding options, warrants and rights, the weighted-average exercise price of outstanding options, warrants and rights, and the number of securities remaining available for future issuance under the Company's equity compensation plans as of the fiscal year end for 2004.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights.	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (2)
Equity compensation plans approved by security holders (1)	2,574,000	$ 26.48	818,000
Equity compensation plans not approved by security holders (3)	-	-	-
Total	2,574,000	$ 26.48	818,000

(1) The equity compensation plans of the Company approved by the Company's security holders include the Company's Performance Incentive Plan and the Company's Non-Employee Director Stock Option Plan.

The number of securities to be issued upon exercise of outstanding options, warrants and rights excludes 222,000 of restricted stock awards granted to employees and not yet vested at January 2, 2005.

(2) The Performance Incentive Plan provides that the maximum number of shares available for grants, including stock options and restricted stock awards, is 10 percent of the outstanding Class A common stock, adjusted for plan activity over the preceding five years.

The Non-Employee Director Stock Option Plan provides that the maximum number of shares available for settlement of options is 100,000 shares of Class A common stock.

(3) The Company has no equity compensation plans that have not been approved by its security holders.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this report:

(1) Financial statements –

Management's Report on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm

Statements of Earnings for the three fiscal years ended January 2, 2005

Statements of Cash Flows for the three fiscal years ended January 2, 2005

Balance Sheets at January 2, 2005, December 28, 2003 and December 29, 2002

Statements of Stockholders' Equity for the three fiscal years ended January 2, 2005

Notes to Financial Statements

(2) Financial Statement Schedule -

For the three fiscal years ended January 2, 2005:

Schedule II - Valuation Reserves

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(3) The Exhibits are listed in the Index to Exhibits Required by Item 601 of Regulation S-K at Item (c) below and included at page 50 which is incorporated herein by reference.

(b) The Index to Exhibits and required Exhibits are included following the Financial Statement Schedule beginning at page 50 of this filing.

(c) None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2005

KELLY SERVICES, INC.
Registrant

By /s/ W. K. Gerber

W. K. Gerber
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 22, 2005

* T. E. Adderley
T. E. Adderley
Chairman, Chief Executive Officer and Director
(Principal Executive Officer)

Date: February 22, 2005

* C. T. Camden
C. T. Camden
President, Chief Operating Officer and Director

Date: February 22, 2005

* J. E. Dutton
J. E. Dutton
Director

Date: February 22, 2005

* M. A. Fay, O.P.
M. A. Fay, O.P.
Director

Date: February 22, 2005

* V. G. Istock
V. G. Istock
Director

Date: February 22, 2005

* D. R. Parfet
D. R. Parfet
Director

Date: February 22, 2005

* B. J. White
B. J. White
Director

Date: February 22, 2005

/s/ W. K. Gerber

W. K. Gerber
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Date: February 22, 2005

/s/ M. E. Debs

M. E. Debs
Vice President and Corporate Controller
(Principal Accounting Officer)

Date: February 22, 2005

*By /s/ W. K. Gerber

W. K. Gerber
Attorney-in-Fact

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Kelly Services, Inc. and Subsidiaries

Management's Report on Internal Control Over Financial Reporting

The management of Kelly Services, Inc. (the "Company"), is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company;
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of January 2, 2005. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management determined that, as of January 2, 2005, the Company's internal control over financial reporting was effective based on those criteria.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of January 2, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 28.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Kelly Services, Inc.:

We have completed an integrated audit of Kelly Services, Inc.'s January 2, 2005 consolidated financial statements and of its internal control over financial reporting as of January 2, 2005 and audits of its December 28, 2003 and December 29, 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Kelly Services, Inc. and its subsidiaries at January 2, 2005, December 28, 2003 and December 29, 2002 and the results of their operations and their cash flows for each of the three years in the period ended January 2, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 15, that the Company maintained effective internal control over financial reporting as of January 2, 2005 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 2, 2005, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
February 18, 2005

STATEMENTS OF EARNINGS

Kelly Services, Inc. and Subsidiaries

	2004 (1)	2003	2002
	(In thousands of dollars except per share items)		
Revenue from services	**$ 4,984,051**	$ 4,325,155	$ 4,056,945
Cost of services	**4,185,545**	3,628,524	3,364,219
Gross profit	**798,506**	696,631	692,726
Selling, general and administrative expenses	**763,013**	687,894	662,334
Earnings from operations	**35,493**	8,737	30,392
Interest (expense) income, net	**(861)**	(77)	362
Earnings before income taxes	**34,632**	8,660	30,754
Income taxes	**12,502**	3,550	12,185
Net earnings	**$ 22,130**	$ 5,110	$ 18,569
Basic earnings per share	**$ .63**	$ .14	$ .52
Diluted earnings per share	**$ .62**	$ .14	$ .52
Dividends per share	**$ .40**	$ .40	$ .40
Average shares outstanding (thousands):			
Basic	**35,115**	35,289	35,724
Diluted	**35,461**	35,355	35,900

(1) Fiscal year included 53 weeks.

See accompanying Notes to Financial Statements.

STATEMENTS OF CASH FLOWS

Kelly Services, Inc. and Subsidiaries

	2004 (1)	2003	2002
	(In thousands of dollars)		
Cash flows from operating activities			
Net earnings	**$ 22,130**	$ 5,110	$ 18,569
Noncash adjustments:			
Depreciation and amortization	**44,137**	47,795	45,428
Deferred income taxes	**(9,611)**	2,936	6,590
Changes in operating assets and liabilities	**2,704**	(25,248)	19,019
Net cash from operating activities	**59,360**	30,593	89,606
Cash flows from investing activities			
Capital expenditures	**(35,556)**	(30,222)	(33,406)
Short-term investments	**105**	142	31
Increase in other assets	**(736)**	(2,487)	(3,476)
Net cash from investing activities	**(36,187)**	(32,567)	(36,851)
Cash flows from financing activities			
(Decrease) increase in short-term borrowings	**(8,188)**	10,280	(11,723)
Dividend payments	**(14,043)**	(14,143)	(14,293)
Exercise of stock options and other	**8,422**	3,865	991
Purchase of treasury stock	**(3)**	(26,149)	(13,216)
Net cash from financing activities	**(13,812)**	(26,147)	(38,241)
Effect of exchange rates on cash and equivalents	**1,815**	3,563	2,961
Net change in cash and equivalents	**11,176**	(24,558)	17,475
Cash and equivalents at beginning of year	**76,378**	100,936	83,461
Cash and equivalents at end of year	**$ 87,554**	$ 76,378	$ 100,936

(1) Fiscal year included 53 weeks.

See accompanying Notes to Financial Statements.

BALANCE SHEETS

Kelly Services, Inc. and Subsidiaries

	2004	2003	2002
	(In thousands of dollars)		
ASSETS			
Current Assets			
Cash and equivalents	**$ 87,554**	$ 76,378	$ 100,936
Short-term investments	**1,288**	457	599
Trade accounts receivable, less allowances of $16,228, $14,983 and $12,533, respectively	**727,366**	658,090	567,517
Prepaid expenses and other current assets	**40,736**	31,784	26,387
Deferred taxes	**34,967**	24,962	23,916
Total current assets	**891,911**	791,671	719,355
Property and Equipment			
Land and buildings	**58,236**	57,543	57,111
Equipment, furniture and leasehold improvements	**301,458**	302,938	295,536
Accumulated depreciation	**(179,908)**	(172,359)	(150,315)
Net property and equipment	**179,786**	188,122	202,332
Noncurrent Deferred Taxes	**17,960**	14,606	21,065
Goodwill, net	**94,652**	85,788	80,260
Other Assets	**63,059**	57,550	49,121
Total Assets	**$ 1,247,368**	$ 1,137,737	$ 1,072,133
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Short-term borrowings	**$ 34,289**	$ 39,190	$ 24,770
Accounts payable	**102,264**	92,265	85,310
Accrued payroll and related taxes	**246,061**	200,503	181,585
Accrued insurance	**33,165**	36,016	27,912
Income and other taxes	**67,839**	49,342	47,617
Total current liabilities	**483,618**	417,316	367,194
Noncurrent Liabilities			
Accrued insurance	**58,548**	58,763	45,540
Accrued retirement benefits	**50,892**	48,025	40,335
Total noncurrent liabilities	**109,440**	106,788	85,875
Stockholders' Equity			
Capital stock, $1.00 par value			
Class A common stock, shares issued 36,619,693 at 2004 and 36,619,148 at 2003 and 2002	**36,620**	36,619	36,619
Class B common stock, shares issued 3,496,173 at 2004 and 3,496,718 at 2003 and 2002	**3,496**	3,497	3,497
Treasury stock, at cost			
Class A common stock, 4,588,739 shares at 2004, 5,319,995 at 2003 and 4,567,975 at 2002	**(97,067)**	(112,535)	(91,648)
Class B common stock, 23,575 shares at 2004, 23,475 at 2003 and 18,875 at 2002	**(626)**	(623)	(511)
Paid-in capital	**22,530**	19,096	17,902
Earnings invested in the business	**664,813**	656,726	665,759
Accumulated other comprehensive income	**24,544**	10,853	(12,554)
Total stockholders' equity	**654,310**	613,633	619,064
Total Liabilities and Stockholders' Equity	**$ 1,247,368**	$ 1,137,737	$ 1,072,133

See accompanying Notes to Financial Statements.

STATEMENTS OF STOCKHOLDERS' EQUITY

Kelly Services, Inc. and Subsidiaries

	(1) 2004	2003	2002
	(In thousands of dollars)		
Capital Stock			
Class A common stock			
Balance at beginning of year	**$ 36,619**	$ 36,619	$ 36,609
Conversions from Class B	**1**	-	10
Balance at end of year	**36,620**	36,619	36,619
Class B common stock			
Balance at beginning of year	**3,497**	3,497	3,507
Conversions to Class A	**(1)**	-	(10)
Balance at end of year	**3,496**	3,497	3,497
Treasury Stock			
Class A common stock			
Balance at beginning of year	**(112,535)**	(91,648)	(81,721)
Exercise of stock options, restricted stock awards and other	**15,468**	5,150	2,381
Treasury stock issued for acquisition	**-**	-	832
Purchase of treasury stock	**-**	(26,037)	(13,140)
Balance at end of year	**(97,067)**	(112,535)	(91,648)
Class B common stock			
Balance at beginning of year	**(623)**	(511)	(435)
Purchase of treasury stock	**(3)**	(112)	(76)
Balance at end of year	**(626)**	(623)	(511)
Paid-in Capital			
Balance at beginning of year	**19,096**	17,902	17,035
Exercise of stock options, restricted stock awards and other	**3,434**	1,194	699
Treasury stock issued for acquisition	**-**	-	168
Balance at end of year	**22,530**	19,096	17,902
Earnings Invested in the Business			
Balance at beginning of year	**656,726**	665,759	661,483
Net earnings	**22,130**	5,110	18,569
Dividends	**(14,043)**	(14,143)	(14,293)
Balance at end of year	**664,813**	656,726	665,759
Accumulated Other Comprehensive Income			
Balance at beginning of year	**10,853**	(12,554)	(29,323)
Foreign currency translation adjustments, net of tax	**13,433**	23,407	16,769
Unrealized gains on investments, net of tax	**258**	-	-
Balance at end of year	**24,544**	10,853	(12,554)
Stockholders' Equity at end of year	**$ 654,310**	$ 613,633	$ 619,064
Comprehensive Income			
Net earnings	**$ 22,130**	$ 5,110	$ 18,569
Foreign currency translation adjustments, net of tax	**13,433**	23,407	16,769
Unrealized gains on investments, net of tax	**258**	-	-
Comprehensive Income	**$ 35,821**	$ 28,517	$ 35,338

(1) Fiscal year included 53 weeks.

See accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

1. Summary of Significant Accounting Policies

Nature of Operations Kelly Services, Inc. (the "Company") is a global temporary staffing leader operating in 27 countries throughout the world.

Fiscal Year The Company's fiscal year ends on the Sunday nearest to December 31. The three most recent years ended on January 2, 2005 (2004, which contained 53 weeks) December 28, 2003 (2003, which contained 52 weeks) and December 29, 2002 (2002, which contained 52 weeks). Period costs included in selling, general and administrative expenses are recorded on a calendar-year basis.

Principles of Consolidation The financial statements include the accounts and operations of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

Foreign Currency Translation Substantially all of the Company's international subsidiaries use their local currency as their functional currency. Revenue and expense accounts of foreign subsidiaries are translated to U.S. dollars at average exchange rates, while assets and liabilities are translated to U.S. dollars at year-end exchange rates. Resulting translation adjustments, net of deferred taxes, where applicable, are reported as accumulated foreign currency adjustments in stockholders' equity and are recorded as a component of comprehensive income. The balance of the cumulative translation adjustment for the years ending 2004, 2003 and 2002 were a credit of $24,286, a credit of $10,853 and a debit of $12,554, respectively.

Revenue Recognition Revenue from services is recognized as services are provided by the temporary, contract or leased employees. Revenue from permanent placement services is recognized at the time the permanent placement candidate begins full-time employment. Provisions for sales allowances, based on historical experience, are recognized at the time the related sale is recognized.

Allowance for Uncollectible Accounts Receivable The Company records an allowance for uncollectible accounts receivable based on historical loss experience, customer payment patterns and current economic trends. The Company reviews the adequacy of the allowance for uncollectible accounts receivable on a quarterly basis and, if necessary, increases or decreases the balance.

Advertising Expenses Advertising expenses, which are expensed as incurred, were $11,700, $11,800 and $12,700 in 2004, 2003 and 2002, respectively.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Estimates are used for, but not limited to, the accounting for the allowance for uncollectible accounts receivable, workers' compensation, goodwill impairment and income taxes. Actual results could differ materially from those estimates.

Cash and Equivalents Cash and equivalents are stated at cost, which approximates market. The Company considers securities with original maturities of three months or less to be cash and equivalents.

Property and Equipment Property and equipment are stated at cost and are depreciated over their estimated useful lives, principally by the straight-line method. Estimated useful lives range from 15 to 45 years for land improvements, buildings and building improvements, 5 years for equipment and furniture and 3 to 12 years for computer hardware and software. Leasehold improvements are depreciated over the lesser of the life of the lease or 5 years. The Company capitalizes external costs and internal payroll costs incurred in the development of software for internal use in accordance with American Institute of Certified Public Accountants Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized software is included with equipment, furniture and leasehold improvements on the balance sheet. Depreciation expense was $43,900 for 2004, $47,600 for 2003 and $45,300 for 2002.

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

Operating Leases When an operating lease contains a period where there are free or reduced rents (commonly referred to as "rent holidays"), the rent holiday is recognized on a straight-line basis over the lease term.

Goodwill and Other Intangible Assets Goodwill represents the excess of the purchase price over the fair value of net assets. Purchased intangible assets, with definite lives, other than goodwill, are valued at acquisition cost and are amortized over their respective useful lives (up to 10 years) on a straight-line basis.

Impairment of Long-Lived Assets and Intangible Assets The Company evaluates long-lived assets and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When it is probable that undiscounted future cash flows will not be sufficient to recover an asset's carrying amount, the asset is written down to its fair value. Assets to be disposed of by sale, if any, are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill is tested for impairment annually, or if an event occurs or circumstances change that may reduce the fair value of the reporting unit below its book value. If the fair market value of the reporting unit tested has fallen below its book value, we then compare the estimated fair value of goodwill to its book value. If the book value exceeds the estimated fair value, an impairment loss would be recognized in an amount equal to that excess. The Company uses a discounted cash flow methodology to determine fair value.

Accounts Payable Included in accounts payable are outstanding checks in excess of funds on deposit. Such amounts totaled $12,361, $12,054 and $11,156 at year-end 2004, 2003 and 2002, respectively.

Accrued Payroll and Related Taxes Included in accrued payroll and related taxes are outstanding checks in excess of funds on deposit. Such amounts totaled $17,889, $24,973 and $21,950 at year-end 2004, 2003 and 2002, respectively. Payroll taxes are recognized proportionately to direct wages for interim periods based on expected full-year amounts.

Income Taxes The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Stock-Based Compensation The Company continues to account for stock-based compensation using Accounting Principles Board Statement No. 25, "Accounting for Stock Issued to Employees," and has not adopted the recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123." Accordingly, no compensation cost has been recognized for incentive and nonqualified stock options. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

	2004	2003	2002
Net earnings, as reported	$ 22,130	$ 5,110	$ 18,569
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	1,853	1,689	1,858
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,973)	(3,823)	(4,172)
Pro forma net earnings	$ 20,010	$ 2,976	$ 16,255
Earnings per share:			
Basic-as reported	$ .63	$ .14	$ .52
Basic-pro forma	$ .57	$ .08	$ .46
Diluted-as reported	$ .62	$ .14	$ .52
Diluted-pro forma	$ .57	$ .08	$ .45

Since stock options generally become exercisable over several years and additional grants are likely to be made in future years, the pro forma amounts for compensation cost may not be indicative of the effects on net income and earnings per share for future years.

Workers' Compensation The Company establishes accruals for workers' compensation claims utilizing actuarial methods to estimate the undiscounted future cash payments that will be made to satisfy the claims. The estimates are based both on historical experience as well as current legal, economic and regulatory factors. The ultimate cost of these claims may be greater than or less than the established accrual. However, the Company believes that any such adjustments will not materially affect its consolidated financial position. During 2003, primarily as a result of higher than expected medical inflation rates, the Company revised its estimate of the cost of outstanding workers' compensation claims and, accordingly, recorded additional expense of $11.7 million.

Reclassifications Effective with the first quarter of 2003, the Company changed its method of reporting revenue for Kelly Staff Leasing ("KSL"), a wholly owned subsidiary. KSL is a Professional Employer Organization ("PEO") and is part of the PTSA segment. Consistent with changing PEO industry practice, KSL changed from the gross method of reporting revenue to the net method under Emerging Issues Task Force Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." As a result, KSL no longer included worksite employee payroll costs in revenue from services or cost of services. This change did not impact gross profit or net earnings. Revenue from services and cost of services have been reclassified for all prior periods for comparability. The effect of this change on prior periods was to reduce revenue from services and cost of services for 2002 by $266.5 million. Certain other prior year amounts have been reclassified to conform with the current presentation.

2. Short-term Investments

Short-term investments are classified as available for sale. The Company did not hold federal, state or local government obligations as of year-end 2004, 2003 and 2002. The carrying amounts of short-term investments approximate market value.

Interest income was $837, $961 and $1,531 for the fiscal years 2004, 2003 and 2002, respectively.

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

3. Goodwill and Other Intangible Assets

Statement of Financial Accounting Standards No.142 "Goodwill and Other Intangible Assets" ("SFAS 142") requires that goodwill be tested for impairment annually or if an event occurs or circumstances change that may reduce the fair value of the reporting unit below its book value. Should circumstances change or events occur to indicate that the fair market value of the reporting unit has fallen below its book value, management must then compare the estimated fair value of goodwill to book value. If the book value exceeds the estimated fair value, an impairment loss would be recognized in an amount equal to that excess. Such an impairment loss would be recognized as a non-cash charge to operating income. We completed our impairment test during the fourth quarter of the years ended January 2, 2005, December 28, 2003 and December 29, 2002 as required under SFAS 142 and determined that goodwill is not impaired.

The changes in the net carrying amount of goodwill for the fiscal years 2002, 2003 and 2004 are as follows:

	U.S. Commercial	PTSA	International	Total
Balance as of December 30, 2001	$ 4,719	$ 24,899	$ 44,025	$ 73,643
Reclassification from intangibles	34	34	232	300
Translation adjustment	-	-	6,317	6,317
Balance as of December 29, 2002	4,753	24,933	50,574	80,260
Adjustments to previously recorded purchase price	(276)	(276)	-	(552)
Translation adjustment	-	-	6,080	6,080
Balance as of December 28, 2003	4,477	24,657	56,654	85,788
Adjustments to previously recorded purchase price	-	-	4,684	4,684
Translation adjustment	-	-	4,180	4,180
Balance as of January 2, 2005	$ 4,477	$ 24,657	$ 65,518	$ 94,652

The 2004 adjustment to previously recorded purchase price represents the final earn-out payment related to the acquisition of Business Trends, Singapore.

4. Short-term Borrowings

The Company has a committed $125 million, unsecured multi-currency revolving credit facility used to fund working capital, acquisitions and for general corporate purposes. This credit facility expires in June, 2006. The interest rate applicable to borrowings under the line of credit is 60 basis points over LIBOR and may include additional costs if the funds are drawn from certain countries. LIBOR rates varied by currency and ranged from 2.0% to 3.2% at January 2, 2005. Borrowings under this arrangement were $33,300, $37,700 and $24,300 at year-end 2004, 2003 and 2002, respectively. The carrying amounts of the Company's borrowings under the lines of credit described above approximate their fair values.

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

The Company has additional uncommitted one-year local credit facilities that total $29 million as of January 2, 2005. Borrowings under these lines totaled $1,000, $1,500 and $500, at year-end 2004, 2003 and 2002, respectively. Interest rates varied by country and ranged from 2.4% to 8.2% at year-end 2004.

Interest expense, interest payments and weighted average interest rates related to the short-term borrowings for 2004, 2003 and 2002 were as follows:

	2004	2003	2002
Interest expense	$ 1,698	$ 1,038	$ 1,169
Interest payments	1,606	1,046	1,183
Weighted average interest rate	2.7%	2.6%	3.3%

5. Capitalization

The authorized capital stock of the Company is 100,000,000 shares of Class A common stock and 10,000,000 shares of Class B common stock. Class A shares have no voting rights and are not convertible. Class B shares have voting rights and are convertible into Class A shares on a share-for-share basis at any time. Both classes of stock have identical rights in the event of liquidation.

During 2003, the Company repurchased 1,000,000 shares of Class A common stock in a negotiated transaction from the William R. Kelly Trust. The total value of the share repurchase was $26,037, or $26.04 per share, representing a 2.7% discount to the closing market price of Kelly Class A common stock on the business day prior to the purchase. In addition, the Company purchased 4,600 shares of its Class B common stock at a total cost of $112. During 2002, the Company repurchased 500,000 shares of its Class A common stock from the William R. Kelly Trust. The total cost of the share repurchase was $13,140 or $26.28 per share, representing a 2.7% discount to the closing market price of Kelly Class A common stock on the business day prior to the purchase.

6. Earnings Per Share

The reconciliations of earnings per share computations for the fiscal years 2004, 2003 and 2002 were as follows:

	2004	2003	2002
Net earnings	$ 22,130	$ 5,110	$ 18,569
Determination of shares (thousands):			
Weighted average common shares outstanding	35,115	35,289	35,724
Effect of dilutive securities:			
Stock options	243	47	52
Restricted awards and other	103	19	124
Weighted average common shares outstanding - assuming dilution	35,461	35,355	35,900
Earnings per share - basic	$ .63	$ .14	$ .52
Earnings per share - assuming dilution	$ .62	$ .14	$ .52

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

Stock options to purchase 496,000, 2,188,000 and 1,291,000 shares of common stock at a weighted average price per share of $33.00, $27.16 and $27.95 were outstanding during 2004, 2003 and 2002, respectively, but were not included in the computation of diluted earnings per share. The exercise prices of these options were greater than the average market price of the common shares and the options were therefore anti-dilutive.

7. Supplemental Cash Flow Information

Changes in operating assets and liabilities, as disclosed in the statements of cash flows, for the fiscal years 2004, 2003 and 2002, respectively, were as follows:

	2004	2003	2002
Increase in trade accounts receivable	$ (48,755)	$ (63,516)	$ (9,420)
(Increase) decrease in prepaid expenses and other current assets	(6,833)	(5,930)	7,162
Increase (decrease) in accounts payable	3,285	4,727	(4,040)
Increase in accrued payroll and related taxes	46,933	20,490	17,522
(Decrease) increase in accrued insurance	(3,086)	21,268	10,090
Increase (decrease) in income and other taxes	11,160	(2,287)	(2,295)
Total changes in operating assets and liabilities	$ 2,704	$ (25,248)	$ 19,019

Cash flows from short-term investments for 2004, 2003 and 2002 were as follows:

	2004	2003	2002
Sales/Maturities	$ 605	$ 745	$ 4,428
Purchases	(500)	(603)	(4,397)
Total	$ 105	$ 142	$ 31

8. Retirement Benefits

The Company provides a qualified defined contribution plan covering substantially all full-time employees, except officers and certain other management employees. Upon approval by the Board of Directors, a discretionary contribution based on eligible wages is funded annually. The plan also offers a savings feature with Company matching contributions. Assets of this plan are held by an independent trustee for the sole benefit of participating employees.

A nonqualified deferred compensation plan is provided for officers and certain other management employees. Upon approval by the Board of Directors, a discretionary contribution based on eligible wages is made annually. This plan also includes provisions for salary deferrals and Company matching contributions.

The liability for the nonqualified plan was $56,500, $50,500 and $42,000 as of year-end 2004, 2003 and 2002, respectively, and is included in current accrued payroll and related taxes and noncurrent accrued retirement benefits. In connection with the administration of this plan, the Company has purchased company-owned variable universal life insurance policies insuring the lives of certain officers and key employees. The cash surrender value of these policies, which is based primarily on investments in publicly traded mutual funds, was $54,600, $49,500 and $40,600 at year-end 2004, 2003 and 2002, respectively. These investments are included in other assets and are restricted for the use of funding this plan.

Amounts expensed for retirement benefits totaled $7,000 in 2004, $2,700 in 2003 and $6,500 in 2002.

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

9. Income Taxes

Pretax income (loss) for the years 2004, 2003 and 2002 was taxed under the following jurisdictions:

	2004	2003	2002
Domestic	$ 33,100	$ 21,192	$ 42,649
Foreign	1,532	(12,532)	(11,895)
Total	$ 34,632	$ 8,660	$ 30,754

The provision for income taxes was as follows:

	2004	2003	2002
Current tax expense:			
U.S. federal	$ 10,495	$ (2,300)	$ 968
U.S. state and local	8,314	2,750	2,300
Foreign	3,304	164	2,327
Total current	22,113	614	5,595
Total deferred	(9,611)	2,936	6,590
Total provision	$ 12,502	$ 3,550	$ 12,185

Deferred tax assets are comprised of the following:

	2004	2003	2002
Depreciation and amortization	$ (35,061)	$ (28,173)	$ (24,374)
Employee compensation and benefit plans	38,099	26,888	25,944
Workers' compensation	36,471	32,208	25,538
Other comprehensive income	(591)	524	3,037
Bad debt allowance	6,125	5,021	4,215
Loss carryforwards	25,320	23,929	15,532
Tax credit carryforwards	3,716	-	-
Other, net	5,090	4,049	6,177
Subtotal	79,169	64,446	56,069
Valuation allowance	(25,975)	(24,878)	(11,088)
Net deferred tax assets	53,194	39,568	44,981
Net deferred tax liabilities	(267)	(363)	(328)
Net deferred taxes	$ 52,927	$ 39,205	$ 44,653

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

The differences between income taxes for financial reporting purposes and the U.S. statutory rate of 35% are as follows:

	2004	2003	2002
Income tax based on statutory rate	$ 12,121	$ 3,031	$ 10,764
State income taxes, net of federal benefit	4,924	1,788	1,495
General business credits	(6,574)	(5,851)	(2,925)
Life insurance cash surrender value	(1,393)	(2,503)	2,394
Valuation allowance	991	12,234	7,377
Foreign items	1,610	(5,452)	(1,996)
Settlement of prior years' audit issues	101	(336)	(5,270)
Non-deductible items	677	643	414
Other, net	45	(4)	(68)
Total	$ 12,502	$ 3,550	$ 12,185

In 2002, the Internal Revenue Service completed its examination of the Company's federal income tax returns through 1999. The Company believes that adequate tax accruals have been provided for all years.

The Company has U.S. general business credit carryforwards of $3,716 which expire in 2024. The net tax effect of foreign loss carryforwards at January 2, 2005 totaled $25,320 which expire as follows:

Year	Amount
2005-2007	$ 2,509
2008-2010	2,128
2011-2014	1,576
No expiration	19,107
Total	$ 25,320

The Company has established a valuation allowance for loss carryforwards and future deductible items in certain foreign jurisdictions. The valuation allowance is determined in accordance with the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which requires an assessment of both negative and positive evidence when measuring the need for a valuation allowance. The Company's foreign losses in recent periods in these jurisdictions represented sufficient negative evidence to require a valuation allowance under SFAS 109. The Company intends to maintain a valuation allowance until sufficient positive evidence exists to support realization of the foreign deferred tax assets.

Provision has not been made for U.S. or additional foreign income taxes on an estimated $18,722 of undistributed earnings of foreign subsidiaries, which are permanently reinvested. If such earnings were to be remitted, management believes that U.S. foreign tax credits would largely eliminate any such U.S. and foreign income taxes.

The Company paid income taxes of $13,700 in 2004, $10,000 in 2003 and $10,300 in 2002. Deferred income taxes recorded in other comprehensive income as a result of foreign currency translation adjustments were a charge of $943 in 2004, $2,513 in 2003 and $1,021 in 2002. Deferred income taxes recorded in other comprehensive income as a result of unrealized gains on marketable securities classified as available-for-sale were a charge of $172 in 2004.

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

10. Performance Incentive Plan

Under the Performance Incentive Plan (the "Plan"), the Company may grant stock options (both incentive and nonqualified), stock appreciation rights (SARs), restricted awards and performance awards to key employees utilizing the Company's Class A stock. Stock options may not be granted at prices less than the fair market value on the date of grant, nor for a term exceeding 10 years. The Plan provides that the maximum number of shares available for grants is 10 percent of the outstanding Class A stock, adjusted for Plan activity over the preceding five years. Shares available for future grants at year-end 2004, 2003 and 2002 were 818,000, 797,000 and 1,133,000, respectively.

The Company applies APB No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for incentive and nonqualified stock options. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	2004	2003	2002
Net earnings, as reported	$ 22,130	$ 5,110	$ 18,569
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	1,853	1,689	1,858
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,973)	(3,823)	(4,172)
Pro forma net earnings	$ 20,010	$ 2,976	$ 16,255
Earnings per share:			
Basic-as reported	$ .63	$ .14	$ .52
Basic-pro forma	$ .57	$ .08	$ .46
Diluted-as reported	$ .62	$ .14	$ .52
Diluted-pro forma	$ .57	$ .08	$ .45

Since stock options generally become exercisable over several years and additional grants are likely to be made in future years, the pro forma amounts for compensation cost may not be indicative of the effects on net income and earnings per share for future years.

The fair value of each option included is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002
Dividend yield	1.4 %	1.9 %	2.0 %
Risk-free interest rate	3.3 %	3.0 %	4.0 %
Expected volatility	30.0 %	31.7 %	31.0 %
Expected lives	5 yrs	5 yrs	5 yrs

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

A summary of the status of stock option grants under the Plan as of January 2, 2005, December 28, 2003 and December 29, 2002, and changes during the years ended on those dates, is presented as follows:

	Options	Weighted Avg. Exercise Price
2002:		
Outstanding at beginning of year	2,370,000	$26.60
Granted	466,000	22.69
Exercised	(40,000)	23.83
Cancelled	(123,000)	24.77
Outstanding at end of year	2,673,000	$26.04
Options exercisable at year end	1,454,000	$27.55
Weighted average fair value of options granted during the year	$6.30	
2003:		
Outstanding at beginning of year	2,673,000	$26.04
Granted	632,000	24.63
Exercised	(158,000)	24.22
Cancelled	(105,000)	25.92
Outstanding at end of year	3,042,000	$25.85
Options exercisable at year end	1,830,000	$27.01
Weighted average fair value of options granted during the year	$6.66	
2004:		
Outstanding at beginning of year	3,042,000	$25.85
Granted	321,000	28.04
Exercised	(632,000)	24.06
Cancelled	(157,000)	27.20
Outstanding at end of year	2,574,000	$26.48
Options exercisable at year end	1,751,000	
Weighted average fair value of options granted during the year	$7.78	

The table above includes non-employee director shares of 82,000, 70,000 and 64,000 outstanding at year-end 2004, 2003 and 2002, respectively.

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

The following table summarizes information about options outstanding at year-end 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of 1/02/05	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable as of 1/02/05	Weighted Average Exercise Price
$20.00-22.00	42,000	7.15	$20.99	36,000	$21.00
$22.01-24.00	530,000	6.24	23.15	411,000	23.36
$24.01-25.00	617,000	6.97	24.51	345,000	24.50
$25.01-28.00	509,000	6.91	25.76	385,000	25.81
$28.01-32.00	633,000	5.49	28.74	332,000	29.33
$32.01-36.50	243,000	3.25	35.32	242,000	35.32
$20.00-36.50	2,574,000	6.10	$26.48	1,751,000	$26.86

Restricted awards are issued to certain key employees and are subject to forfeiture until the end of an established restriction period. Restricted awards totaling 99,400, 159,900 and 101,800 shares were granted under the Plan during 2004, 2003 and 2002, respectively. The weighted average grant date price of such awards was $28.06, $24.71 and $22.72 for 2004, 2003 and 2002, respectively. Restricted awards outstanding totaled 222,000, 269,000 and 228,000 shares at year-end 2004, 2003 and 2002, respectively, and have a weighted average remaining life of 1.8 years at January 2, 2005.

Total compensation cost recognized for restricted awards was $2,800, $2,800 and $3,000 for 2004, 2003 and 2002, respectively. As of January 2, 2005, no SARs have been granted under the Plan.

11. Lease Commitments

The Company conducts its field operations primarily from leased facilities. The following is a schedule by fiscal year of future minimum commitments under operating leases as of January 2, 2005:

Fiscal year:		
2005	$	46,600
2006		37,800
2007		29,600
2008		21,200
2009		12,800
Later years		16,700
Total	$	164,700

Lease expense for fiscal 2004, 2003 and 2002 amounted to $50,700, $49,000 and $46,800, respectively.

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

12. Contingencies

The Company is subject to various legal proceedings, claims and liabilities which arise in the ordinary course of its business. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance and it is reasonably possible that some of the foregoing matters could be decided unfavorably to the Company. Although the amount of the liability at year-end 2004 with respect to these matters cannot be ascertained, the Company believes that any resulting liability will not be material to the financial position of the Company at year-end 2004.

The Company has entered into unconditional purchase obligations totaling $26.4 million which it expects to utilize in the ordinary course of business. The Company has no material unrecorded commitments, losses, contingencies or guarantees associated with any related parties or unconsolidated entities.

13. Segment Disclosures

The Company's reportable segments are: (1) U.S. Commercial Staffing, (2) Professional, Technical and Staffing Alternatives (PTSA) and (3) International. U.S. Commercial Staffing includes traditional office services, along with education, call center and light industrial staffing. PTSA includes various specialty staffing services ranging from finance and engineering to information, legal and health care. The staffing alternatives units include staff leasing, outsourcing, consulting, recruitment and vendor management services. International includes staffing services in the countries outside the U.S. listed below. The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies."

During 2004, international operations were conducted in Australia, Belgium, Canada, Denmark, France, Germany, Hong Kong, Hungary, India, Indonesia, Ireland, Italy, Luxembourg, Malaysia, Mexico, the Netherlands, New Zealand, Norway, the Philippines, Puerto Rico, Russia, Singapore, Spain, Sweden, Switzerland, Thailand and the United Kingdom.

The following table presents information about the reported operating income of the Company for the fiscal years 2004, 2003 and 2002. Segment data presented is net of intersegment revenues. Asset information by reportable segment is not reported, since the Company does not produce such information internally.

	2004	2003	2002
Revenue from services:			
U.S. Commercial Staffing	$ 2,327,910	$ 2,131,529	$ 2,104,622
PTSA	1,033,427	895,002	870,370
International	1,622,714	1,298,624	1,081,953
Consolidated Total	$ 4,984,051	$ 4,325,155	$ 4,056,945
Earnings (loss) from operations:			
U.S. Commercial Staffing	$ 119,974	$ 93,429	$ 118,656
PTSA	63,005	52,856	50,732
International	12,831	(751)	5,153
Corporate Expense	(160,317)	(136,797)	(144,149)
Consolidated Total	$ 35,493	$ 8,737	$ 30,392

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

Specified items included in segment earnings for the fiscal years 2004, 2003 and 2002 were as follows:

	2004	2003	2002
Depreciation and Amortization:			
U.S. Commercial Staffing	$ 4,743	$ 5,501	$ 5,480
PTSA	1,699	1,795	1,923
International	8,632	8,704	8,828
Corporate	29,063	31,795	29,197
Consolidated Total	$ 44,137	$ 47,795	$ 45,428
Interest Income:			
U.S. Commercial Staffing	$ -	$ -	$ -
PTSA	20	3	-
International	453	543	616
Corporate	364	415	915
Consolidated Total	$ 837	$ 961	$ 1,531
Interest Expense:			
U.S. Commercial Staffing	$ -	$ -	$ -
PTSA	-	-	-
International	404	533	1,056
Corporate	1,294	505	113
Consolidated Total	$ 1,698	$ 1,038	$ 1,169

A summary of long-lived assets information by geographic area as of the years ended 2004, 2003 and 2002 follows:

	2004	2003	2002
Long-Lived Assets:			
Domestic	$ 189,331	$ 195,997	$ 211,312
International	92,191	84,525	78,771
Total	$ 281,522	$ 280,522	$ 290,083

Long-lived assets include property and equipment and intangible assets. No single foreign country's long-lived assets were material to the consolidated long-lived assets of the Company.

Foreign revenue is based on the country in which the legal subsidiary is domiciled. No single foreign country's revenue was material to the consolidated revenues of the Company.

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries
(In thousands of dollars except share and per share items)

14. New Accounting Pronouncement

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. We are required to adopt SFAS 123R in our third quarter of fiscal 2005, beginning July 4, 2005. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption alternatives. Under the retroactive alternatives, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We are evaluating the requirements of SFAS 123R and have not yet determined the method of adoption or the effect of adopting SFAS 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

NOTES TO FINANCIAL STATEMENTS (continued)
Kelly Services, Inc. and Subsidiaries

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
	(In thousands of dollars except per share items)				
Revenue from services (1)					
2004	**$1,158,811**	**$1,224,464**	**$1,244,854**	**$1,355,922**	**$4,984,051**
2003	1,003,397	1,059,517	1,097,268	1,164,973	4,325,155
2002	936,613	1,014,841	1,057,290	1,048,201	4,056,945
Cost of services (1)					
2004	**975,455**	**1,026,382**	**1,042,486**	**1,141,222**	**4,185,545**
2003	837,845	887,113	924,661	978,905	3,628,524
2002	777,653	844,625	875,028	866,913	3,364,219
Gross profit					
2004	**183,356**	**198,082**	**202,368**	**214,700**	**798,506**
2003	165,552	172,404	172,607	186,068	696,631
2002	158,960	170,216	182,262	181,288	692,726
Selling, general and administrative expenses					
2004	**181,342**	**189,404**	**189,908**	**202,359**	**763,013**
2003	165,162	169,955	169,898	182,879	687,894
2002	157,774	163,741	171,547	169,272	662,334
Net earnings					
2004	**1,065**	**5,047**	**7,372**	**8,646**	**22,130**
2003	310	1,484	1,504	1,812	5,110
2002	796	3,935	6,505	7,333	18,569
Basic earnings per share (2)					
2004	**.03**	**.14**	**.21**	**.24**	**.63**
2003	.01	.04	.04	.05	.14
2002	.02	.11	.18	.21	.52
Diluted earnings per share (2)					
2004	**.03**	**.14**	**.21**	**.24**	**.62**
2003	.01	.04	.04	.05	.14
2002	.02	.11	.18	.21	.52
Dividends per share					
2004	**.10**	**.10**	**.10**	**.10**	**.40**
2003	.10	.10	.10	.10	.40
2002	.10	.10	.10	.10	.40

(1) As discussed in Note 1 to the financial statements, in 2003, the Company changed its method of reporting revenue for Kelly Staff Leasing. This change did not impact gross profit or net earnings. Revenue from services and cost of services adjustments for the first, second, third and fourth quarters of 2002 were $63.4 million, $62.1 million, $65.4 million and $75.6 million, respectively.

(2) Earnings per share amounts for each quarter are required to be computed independently and may not equal the amounts computed for the total year.

SCHEDULE II - VALUATION RESERVES
Kelly Services, Inc. and Subsidiaries
January 2, 2005
(In thousands of dollars)

Description		Balance at beginning of year	Charged to costs and expenses	Currency exchange effects	Deductions from reserves		Balance at end of year
Fifty-three weeks ended January 2, 2005:							
Reserve deducted in the balance sheet from the assets to which it applies -							
Allowance for doubtful accounts	$	14,983	6,931	225	(5,911)	$	16,228
Deferred tax assets valuation allowance	$	24,878	4,217	106	(3,226)	$	25,975
Fifty-two weeks ended December 28, 2003:							
Reserve deducted in the balance sheet from the assets to which it applies -							
Allowance for doubtful accounts	$	12,533	7,985	650	(6,185)	$	14,983
Deferred tax assets valuation allowance	$	11,088	12,234	1,556	-	$	24,878
Fifty-two weeks ended December 29, 2002:							
Reserve deducted in the balance sheet from the assets to which it applies -							
Allowance for doubtful accounts	$	12,105	7,882	451	(7,905)	$	12,533
Deferred tax assets valuation allowance	$	3,447	7,377	264	-	$	11,088

**INDEX TO EXHIBITS
REQUIRED BY ITEM 601,
REGULATION S-K**

Exhibit No.	Description	Page
3.1	Restated Certificate of Incorporation. (Reference is made to Exhibit 3.1 to to the Form 10-K for the year ended December 28, 2003, filed with the Commission in February, 2004, which is incorporated herein by reference.)	
3.2	By-laws. (Reference is made to Exhibit 3.2 to the Form 10-K for the year ended December 28, 2003, filed with the Commission in February, 2004, which is incorporated herein by reference.)	
4	Rights of security holders are defined in Articles Fourth, Fifth, Seventh, Eighth, Ninth, Tenth, Eleventh, Twelfth, Thirteenth, Fourteenth and Fifteenth of the Restated Certificate of Incorporation. (Reference is made to Exhibit 4 to the Form 10-K for the year ended December 28, 2003, filed with the Commission in February, 2004, which is incorporated herein by reference.)	
10.1	Short-Term Incentive Plan, as amended and restated on March 23, 1998 and further amended on February 6, 2003. (Reference is made to Exhibit 10.1 to the Form 10-Q for the quarterly period ended June 29, 2003, filed with the Commission in August, 2003, which is incorporated herein by reference).	
10.2	Kelly Services, Inc. Performance Incentive Plan, as amended and restated on March 29, 1996 and further amended on April 14, 2000 and July 29, 2003. (Reference is made to Exhibit 10.2 to the Form 10-K for the year ended December 28, 2003, filed with the Commission in February, 2004, which is incorporated herein by reference.)	
10.3	Kelly Services, Inc. 1999 Non-Employee Directors Stock Option Plan. (Reference is made to Exhibit 99.1 to the Form S-8 filed with the Commission in April, 2004, which is incorporated herein by reference.)	
10.4	Kelly Services, Inc. Non-Employee Director Stock Award Plan. (Reference is made to Exhibit 99.2 to the Form S-8 filed with the Commission in April, 2004, which is incorporated herein by reference.)	
10.5	Loan Agreement dated as of June 24, 2003. (Reference is made to Exhibit 10.2 to the Form 10-Q for the quarterly period ended June 29, 2003, filed with the Commission in August, 2003, which is incorporated herein by reference).	
14	Code of Business Conduct and Ethics, adopted February 9, 2004, as amended on February 7, 2005.	51
21	Subsidiaries of Registrant.	53
23	Consent of Independent Registered Public Accounting Firm	56
24	Power of Attorney.	57
31.1	Certification Pursuant to Rule 13a-14(a)/15d-14(a).	58
31.2	Certification Pursuant to Rule 13a-14(a)/15d-14(a).	59
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	60
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	61

Exhibit 14

KELLY SERVICES, INC. CODE OF BUSINESS CONDUCT AND ETHICS

The Board of Directors (the "Board") of Kelly Services, Inc. ("the Company") has adopted the following Code of Business Conduct and Ethics (the "Code") for itself and the officers and employees of the Company (the "employees"). The Code is intended to help us recognize and deal with ethical issues, deter wrongdoing, provide mechanisms to report dishonest or unethical conduct and help foster a culture of honesty and accountability as we collectively work to achieve our vision as the world's best staffing services company. Each of us has a personal responsibility to comply with both the letter and the spirit of this Code.

No code or policy can anticipate every situation that may arise. This Code is intended to serve as a guide. Employees are encouraged to ask their manager questions about particular circumstances that may involve the provisions of this Code. Employees also may present their questions to the Head of Internal Audit or the General Counsel, who may consult outside legal counsel as appropriate.

Conflict of Interest

A "conflict of interest" occurs when our individual private interests interfere, or appear to interfere, in any way with the interests of the Company. Each of us must avoid conflicts of interest with the Company. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company must be disclosed immediately to the Head of Internal Audit or the General Counsel.

This Code does not attempt to describe all possible conflicts of interest which could develop. Some of the more common conflicts from which we should refrain, are:

- an employee or a family member receiving an improper personal benefit as a result of the employee's position with the Company. A "family member" means a spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone who resides in an employee's home;

- knowingly engaging in any conduct or activity that is inconsistent with the Company's best interests or that disrupts or impairs the Company's relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship;

- accepting compensation, in any form, from any source other than the Company, which affects job performance in any way;

- offering, giving or receiving gifts to or from anyone who deals with the Company in cases where the gift is being made to influence our actions in our position with the Company, or where acceptance of the gifts could create the appearance of an impropriety.

Corporate Opportunities

Each of us has a responsibility to the Company to advance its legitimate interests. We must not:

- personally take for ourselves or divert to others opportunities that are discovered through the use of Company property, information or our respective position;

- use Company employees, property, information or our respective positions for personal gain; or

- compete with the Company, directly or indirectly, for business opportunities.

Confidentiality

Each of us must maintain the confidentiality of information entrusted to us by the Company and its customers.

Protection and Proper Use of Company Assets

We must each protect the Company's assets and ensure their efficient use. No one is to use Company assets for personal benefit.

Fair Dealing

We have a responsibility to deal fairly with each other, our customers and our suppliers. No one must take unfair advantage of anyone else through manipulation, concealment, abuse of confidential information, misrepresentation of material facts or any other unfair dealing practices.

Compliance with Laws, Rules and Regulations

Each of us shall comply with all laws, rules and regulations applicable to the Company, including the Foreign Corrupt Practices Act, antitrust laws and insider trading laws, and all policies established by the Company.

Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code as it applies to individual Directors or Executive Officers must be made by the Board of Directors and will be disclosed in accordance with applicable federal law and NASDAQ rules. Requests for waivers of the Code as it applies to officers and employees must be made in writing to the Head of Internal Audit or the General Counsel and must be confirmed in writing.

Reporting Dishonest or Unethical Behavior

When in doubt about the best course of action in a particular situation, employees should talk to their managers or other appropriate personnel. Known or suspected violations of laws, rules and regulations applicable to the Company, of this Code or any Company policy must be promptly reported in writing to the Head of Internal Audit or the General Counsel. Alternatively, anonymous reports of known or suspected violations may be made through the fraud hotline at 1-877-553-9002. Retaliation of any kind against any Director, officer or employee for reports made in good faith is expressly prohibited and will result in corrective action, including termination of employment.

Public Company Reporting

The Chief Executive Officer and the Chief Financial Officer, the Corporate Controller and their designees (the "senior financial officers") have the additional responsibility to file with the Securities and Exchange Commission full, fair, timely and understandable reports and documents; these same disclosure requirements apply to all of the Company's public communications. In addition to the reporting requirements set forth elsewhere in this Code the senior financial officers must report any known or suspected violations of the Code to the Audit Committee.

Failure to Comply; Compliance Procedures

The failure by any Director, officer or employee to comply with the laws, rules or regulations governing the Company's business, this Code or any Company policy will constitute grounds for corrective action, up to and including termination of employment or engagement. Reports of known or suspected violations will be promptly investigated by the appropriate function, which may include Audit, Human Resources or Law.

Adopted by Board of Directors
February 9, 2004, as amended on February 7, 2005

Exhibit 21

SUBSIDIARIES OF REGISTRANT

Kelly Services, Inc.

Subsidiary	State/Jurisdiction of Incorporation	Business Name
Kelly Services (Canada), Ltd.	Canada	Kelly Services
Kelly Properties, Inc.	Michigan	Kelly Properties
Kelly Receivables Services, LLC	Delaware	Kelly Receivables Services
Kelly Staff Leasing, Inc.	California	Kelly Staff Leasing
Kelly Services (Ireland), Ltd. (a subsidiary of Kelly Properties, Inc.)	Delaware	Kelly Services
Kelly Services (UK), Ltd. (a subsidiary of Kelly Properties, Inc.)	United Kingdom	Kelly Services, Ltd.
Kelly Payroll Services Limited	United Kingdom	Kelly Services, Ltd.
Kelly Home Care Services, Inc.	Delaware	Kelly Home Care Services
Kelly Services (Australia), Ltd.	Delaware	Kelly Services
Kelly Services (New Zealand), Ltd.	Delaware	Kelly Services
Kelly Services of Denmark, Inc.	Delaware	Kelly Services
Kelly Services (Nederland), B.V.	The Netherlands	Kelly Services
Kelly Administratiekantoor B.V. (a subsidiary of Kelly Services (Nederland) B.V.)	The Netherlands	Kelly Services
Kelly Managed Services (Nederland) B.V. (a subsidiary of Kelly Services (Nederland) B.V.)	The Netherlands	Kelly Services
Kelly Services Norge A.S.	Norway	Kelly Services
Kelly Services Mexico, S.A. de C.V.	Mexico	Kelly Services
Outsourcing de Servicios y Manufactura, S.A. de C.V.	Mexico	Kelly Services
QSM, S.A. de C.V.	Mexico	Kelly Services
Kelly Services (Suisse) S.A.	Switzerland	Kelly Services
Kelly Services France, S.A.S.	France	Kelly Services
Kelly Services Interim, S.A.S. (a subsidiary of Kelly Services France S.A.S)	France	Kelly Services

SUBSIDIARIES OF REGISTRANT (continued)

Kelly Services, Inc.

Subsidiary	State/Jurisdiction of Incorporation	Business Name
Competences RH (a subsidiary of Kelly Services France S.A.S.)	France	Competences RH
Kelly Services Luxembourg S.A.R.L.	Luxembourg	Kelly Services
Kelly Services Italia Srl (a subsidiary of Kelly Services, Inc. and Kelly Properties, Inc.)	Italy	Kelly Services
Kelly Services (Societa di fornitura di lavoro temporaneo) SpA (a subsidiary of Kelly Services, Inc. and Kelly Properties, Inc.)	Italy	Kelly Services
Kelly Management Services, Srl.	Italy	Kelly Management Services
Kelly Services Empleo Empresa de Trabajo Temporal, S.L. (a subsidiary of Kelly Services Seleccion y Formacion, S.L.)	Spain	Kelly Services
Kelly Services Seleccion y Formacion, S.L. (a subsidiary of Kelly Services, Inc.)	Spain	Kelly Services
Kelly Services CIS, Inc.	Delaware	Kelly Services
ooo Kelly Services CIS	Russia	Kelly Services
Kelly Services Deutschland GmbH	Germany	Kelly Services
Kelly Services Consulting GmbH (a subsidiary of Kelly Services Deutschland GmbH)	Germany	Kelly Services
Kelly Services Zeitarbeit GmbH & Co. OHG (a subsidiary of Kelly Services Consulting GmbH and Kelly Services Deutschland GmbH)	Germany	Kelly Services
Kelly Services Personal Marketing GmbH (a subsidiary of Kelly Services Deutschland GmbH)	Germany	Kelly Services
Kelly Services Training GmbH (a subsidiary of Kelly Services Deutschland GmbH)	Germany	Kelly Services

SUBSIDIARIES OF REGISTRANT (continued)

Kelly Services, Inc.

Subsidiary	State/Jurisdiction of Incorporation	Business Name
Kelly Services Interim (Belgium) S.A., N.V. (a subsidiary of Kelly Services, Inc. and Kelly Properties, Inc.)	Belgium	Kelly Services
Kelly Services Select (Belgium) S.A., N.V. (a subsidiary of Kelly Services, Inc. and Kelly Properties, Inc.)	Belgium	Kelly Services
Kelly Services	Sweden	Kelly Services
Kelly Services (Singapore) Pte. Ltd.	Singapore	Kelly Services
BTI Consultants Pte. Ltd. (a subsidiary of Business Trends Pte. Ltd.)	Singapore	BTI Consultants
Kelly Services (Malaysia) SDN. BHD.	Malaysia	Kelly Services
Agensi Pekerjaan BTI Consultants SDN. BHD.	Malaysia	BTI Consultants
BTI Consultants (India) Private Limited	India	BTI Consultants
Kelly Services India Private Limited (a subsidiary of BTI Consultants (India) Pvt. Ltd.)	India	Kelly Services
BTI Consultants Hong Kong Limited	Hong Kong	BTI Consultants
Kelly Services Hong Kong Limited	Hong Kong	Kelly Services
BTI Executive Placement (Thailand) Co. Ltd.	Thailand	BTI Consultants
PT Kelly Services Indonesia	Indonesia	BTI Consultants
Kelly Services Hungary Staffing Limited Liability Company	Hungary	Kelly Services

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Forms S-8 (Nos. 33-48782, 33-51239 and 333-114837), Form S-3 (No. 333-79329) and Form S-4 (No. 333-37660) of Kelly Services, Inc. of our report dated February 18, 2005 relating to the financial statements, financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
February 18, 2005

Exhibit 24

POWER OF ATTORNEY

Each of the undersigned directors of Kelly Services, Inc. does hereby appoint William K. Gerber and Daniel T. Lis, signing singly, his or her true and lawful attorneys, to execute for and on behalf of the undersigned Form 10-K Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ending January 2, 2005, to be filed with the Securities and Exchange Commission in Washington, D.C. under the provisions of the Securities Exchange Act of 1934, as amended, and any and all amendments to said Form 10-K whether said amendments add to, delete from, or otherwise alter the Form 10-K, or add to or withdraw any exhibit or exhibits, schedule or schedules to be filed therewith, and any and all instruments necessary or incidental in connection therewith, hereby granting unto said attorneys and each of them full power and authority to do and perform in the name and on behalf of each of the undersigned, and in any and all capacities, every act and thing whatsoever required or necessary to be done in the exercise of any of the rights and powers herein granted, as fully and to all intents and purposes as each of the undersigned might or could do in person, hereby ratifying and approving the acts of said attorneys and each of them.

IN WITNESS WHEREOF the undersigned have caused this Power of Attorney to be executed as of this 7th day of February, 2005.

/s/ Terence E. Adderley

Terence E. Adderley

/s/ Carl T. Camden

Carl T. Camden

/s/ Jane E. Dutton

Jane E. Dutton

/s/ Maureen A. Fay, O.P.

Maureen A. Fay, O.P.

/s/ Verne G. Istock

Verne G. Istock

/s/ Donald R. Parfet

Donald R. Parfet

/s/ B. Joseph White

B. Joseph White

Exhibit 31.1

CERTIFICATIONS

I, Terence E. Adderley, certify that:

1. I have reviewed this annual report on Form 10-K of Kelly Services, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2005

/s/ Terence E. Adderley
Terence E. Adderley

Chairman and
Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, William K. Gerber, certify that:

1. I have reviewed this annual report on Form 10-K of Kelly Services, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2005

/s/ William K. Gerber
William K. Gerber

Executive Vice President and
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Kelly Services, Inc. (the "Company") on Form 10-K for the period ended January 2, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Terence E. Adderley, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 22, 2005

/s/ Terence E. Adderley
Terence E. Adderley

Chairman and
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Kelly Services, Inc. and will be retained by Kelly Services, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Kelly Services, Inc. (the "Company") on Form 10-K for the period ended January 2, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William K. Gerber, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 22, 2005

/s/ William K. Gerber
William K. Gerber

Executive Vice President and
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Kelly Services, Inc. and will be retained by Kelly Services, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

KELLY
SERVICES

999 West Big Beaver Road
Troy, Michigan 48084-4782
(248) 362-4444
www.kellyservices.com



Our success was achieved by remaining true to our commitment to ethics, innovative solutions, and quality service for our customers in 27 countries throughout the world.

STAFFING THE WORLD



Kelly Services, Inc., was established in 1946 by William Russell Kelly, the founder of the modern temporary help industry. Today, Kelly® is a leading global provider of staffing services. Over the past 58 years, Kelly's range of staffing solutions has grown steadily to match the needs of our global customers.

Kelly temporary employees work in a wide variety of businesses and disciplines, including office services, finance, engineering, law, science, healthcare, information technology, marketing, call centers, light industrial, homecare, and education.

Last year, the company operated 2,600 offices and assigned over 700,000 employees in 27 countries. Sales in 2004 totaled $4.98 billion. Kelly Services is headquartered in Troy, Michigan, U.S.A.

Our Vision: To be the world's best staffing services company and to be recognized as the best.

MISSION

To serve our customers, employees, shareholders, and society by providing a broad range of staffing services and products.

To achieve our Mission:

» We will develop innovative staffing services which meet the needs of our customers and contribute to their success.

» We will foster an environment which stimulates professional excellence and encourages contribution by all employees.

» We will provide our shareholders a fair return on their investment.

» We will demonstrate good corporate citizenship through the ethical conduct of our business.

SHARED VALUES

» Integrity, Honesty, and Ethical Behavior

» Commitment to Quality and Customer Satisfaction

» Dedication to Service and Personal Responsiveness

» Professional Excellence and High Performance

» Innovation, Creativity, and Open-Mindedness

» Employee Participation, Contribution, and Teamwork

» Diversity, Individual Dignity, and Mutual Respect

» Growth, Profitability, and Industry Leadership

QUALITY POLICY

We are committed to quality and to the processes, measurement, and continuous improvement which are the foundations of quality management.

Quality is a basic business principle for Kelly Services.

Quality means providing our internal and external customers innovative services and products that meet or exceed their expectations.

Quality improvement is the job of every Kelly Services employee.


REVENUE FROM SERVICES
billions of dollars
$4.3
$4.0
$4.1
$4.3
$4.98
00
01
02
03
04


DILUTED EARNINGS PER SHARE
$2.43
$.46
$.52
$.14
$.62
00
01
02
03
04

	2004	2003	CHANGE
(In thousands of dollars, except per share items)			
Revenue From Services	**$ 4,984,051**	$ 4,325,155	15.2%
Earnings Before Income Taxes	**34,632**	8,660	299.9%
Income Taxes	**12,502**	3,550	252.2%
Net Earnings	**22,130**	5,110	333.1%
Basic Earnings Per Share	**.63**	.14	350.0%
Diluted Earnings Per Share	**.62**	.14	342.9%
Dividends Per Share	**.40**	.40	0.0%
Working Capital	**408,293**	374,355	9.1%
Stockholders' Equity	**654,310**	613,633	6.6%
Total Assets	**1,247,368**	1,137,737	9.6%



Terence E. Adderley
Chairman and Chief Executive Officer (right)

Carl T. Camden
President and Chief Operating Officer (left)

2004 was a very good year for Kelly Services. We returned to double-digit sales growth. Set a new sales record. Gained market share. Controlled expenses. Improved operating efficiencies. Quadrupled earnings. And continued to invest for the longer term.

2004 was also a very good year for the U.S. and global economies.

The U.S. economy showed steady gains. Over two million new jobs were created with more than 10% of those jobs in temporary staffing.

The global economy grew at its fastest rate in nearly 30 years, and employment improved throughout the world. In many countries, temporary employment grew faster than general employment.

It is important to realize that the staffing industry is closely linked to the economy. Our sales have always been a good concurrent indicator. Our business does very well when the economy is recovering and growing, and slows down dramatically during a recession. Simply put, the nature of our business is to help other companies handle their peaks and valleys.

MEASURING OUR PROGRESS

To maintain our momentum and capitalize on the economic recovery, we set three key performance goals for 2004:

» Grow sales faster than the industry average.

» Hold our controllable expenses to roughly half the rate of sales growth.

» Increase earnings at a rate considerably faster than sales.

We are pleased to report that we were successful in achieving all three of these performance objectives during the year.

We had record sales of $4.984 billion for 2004—a year-over-year increase of 15.2%. This exceeded the previous record set in 2003 by $659 million. Controllable expenses grew at less than half the rate of sales growth. As a result, expenses as a percent of sales declined from 15.9% to 15.3%. Earnings in 2004 were $22.1 million, more than four times the $5.1 million earned in 2003. Diluted earnings per share were $.62, a solid improvement over the $.14 earned in 2003.

STRATEGIC GROWTH PLAN

With the recession behind us in 2004, we reactivated the Company's strategic growth plan that we put on hold nearly four years ago. This ongoing plan includes:

» Expanding our global branch network.

» Adding additional countries.

» Increasing our product lines.

» Improving productivity, quality, and customer service to premier global and local companies.

Working within that plan in 2004, we:

» Added 100 branches, about a third each in U.S. Commercial, PTSA, and International.

» Started operations in Hungary and forged strategic alliances in Japan.

» Launched five additional PTSA businesses internationally.

» Selected PeopleSoft to be the foundation for our back-office system.

These accomplishments expanded our base of business. Given the strength of the economy and our 2004 results, we expect to be able to support both strong earnings growth as well as faster implementation of our strategic growth plan.

Sales improved dramatically in all three of our business segments—U.S. Commercial, Professional Technical & Staffing Alternatives, and International.





Kelly's innovative staffing solutions and experience continue to create lasting value for our customers, employees, and stockholders.

THE FUTURE OF STAFFING

In last year's annual report, we discussed our long-term optimism for the temporary staffing industry. That perspective has not changed.

The global economy requires a large and increasing pool of highly skilled, technically proficient employees. However demand threatens to outstrip supply over the next few years. North America, Europe, and Japan are already facing the beginning of a skilled labor shortage.

Employees are seeking more flexibility, mobility, and personal satisfaction in their work. The nature of work itself is changing. Project employment is on the rise. Job life cycles are shorter.

Today's employers are operating in a more global and competitive environment. They must respond quickly to fluctuating demand for products and services. As a result, companies need greater flexibility in the location and quantity of labor.

OUR COMPETITIVE ADVANTAGE

Kelly is a leader in the temporary staffing industry.

A Fortune 500 Company with nearly $5 billion in annual sales, and $1 billion in assets. 2,600 offices in 27 countries—all company owned and operated. More than 700,000 temporary employees working in a wide range of positions. And a customer list that reads like a "Who's Who" in business, including 90% of the Fortune 500. The breadth and quality of our services are unmatched, and our ability to satisfy customer needs is readily acknowledged.

But, there is more to our Company than these facts and figures. Without a solid heritage and strong business ethics, Kelly could not have been so successful.

SUTA DUMPING

For example, in last year's report, we talked about our efforts to close a tax scheme called "SUTA dumping," which some companies used to avoid paying their fair share of unemployment taxes. We are pleased to report that last year a federal bill, making the practice illegal, was unanimously passed by Congress and signed by President George W. Bush. In the pages that follow, you can read a reprint of an article from the *Wall Street Journal* highlighting our effort.

RECOGNIZING LEADERSHIP

During the year, we were pleased to have Donald R. Parfet join our Board of Directors. Founder and managing director of Apjohn Group, LLC, Mr. Parfet brings extensive experience in international business and the health care industry to Kelly Services.

We named Catherine J. King Senior Vice President in our U.S. Commercial division, and in January of 2005, Daniel T. Lis became Senior Vice President, General Counsel and Corporate Secretary.

In closing, we want to recognize all of our customers, employees, stockholders, and board of directors who continually demonstrate their support and commitment to our Company.

Kelly is at the center of a major transition in the world of work: a growing shortage of skilled workers, an evolution in the workforce, and a highly competitive world market. Our innovative staffing solutions and experience continue to create lasting value for our customers, employees, and stockholders.

As we move forward, you may be assured we will do our best to continue to earn your trust and confidence. These are exciting times for our Company.



Terence E. Adderley
Chairman and Chief Executive Officer



Carl T. Camden
President and Chief Operating Officer

THE WALL STREET JOURNAL
WEDNESDAY, AUGUST 4, 2004

Reprinted from the August 4, 2004, edition of the *Wall Street Journa*

Kelly Services' Lobbying Helps Close Corporate-Layoffs Loophole

By MICHAEL SCHROEDER

In a rare display of a corporation lobbying to close a corporate tax loophole, Kelly Services Inc. is helping to end a practice that shaved many companies' tax bills and cost state treasuries more than $1 billion over the past decade.

President Bush is expected to sign legislation this month to outlaw the tax dodge, which allowed companies to slash the taxes they pay to state unemployment trust funds. Kelly, a Troy, Mich., staffing-services agency, put together the federal and state lobbying campaign to outlaw the tax dodge, arguing that it improperly enriched competitors and short-changed state governments. The firm also became an informal adviser to state governments that wanted to crack down on the practice through administrative means.

Kelly benefited from the post-Enron Corp. environment in Washington, where lawmakers are eager to demonstrate they can be tough on corporate wrongdoing, and accounting firms and consultants are reluctant to fight publicly for tax-avoidance schemes, even ones that are legal in some states.

At issue is the State Unemployment Tax Act, or SUTA, a federal law that along with another statute directs each state to set up unemployment funds with taxes collected from employers. The unemployment taxes that each state levies vary, but generally a company with a high layoff rate during economic downturns, such as Kelly, pays about 4% of taxable employee wages a year; companies with little turnover can pay less than 1%. States use the revenue to pay unemployment benefits.

Accounting firms such as Deloitte & Touche LLP have advised companies in some states to take advantage of a loophole, through a scheme called SUTA dumping. Transferring employees from one unit that has experienced sizable layoffs to a new unit with no layoff history, could reduce a firm's unemployment-tax bill. Over time, the first unit would be eliminated, and with it the high turnover rate that boosted unemployment taxes. Deloitte didn't comment on the matter.

The Securities and Exchange Commission is looking at SUTA dumping as part of its investigation into accounting issues at Switzerland's Adecco SA, the world's largest temporary-staffing firm, according to people familiar with the probe. The SEC is examining whether Adecco's U.S. unit used the practice illegally to misrepresent its financial statements, these people say. An Adecco spokeswoman declined to comment. The SEC wouldn't confirm or deny the investigation.

Peter Moffitt, vice president of Barnett Associates Inc., a Garden City, N.Y., unemployment-tax planning firm, argues that legislation to shut down SUTA dumping could stifle legitimate company reorganizations and mergers where SUTA tax planning comes into play, and will create a costly paperwork-compliance burden for states. But he says he backed out of a debate with a Kelly executive at a national conference on unemployment in St. Louis, Mo., in May because he feared being tarred as a tax-dodger. "We were a voice crying in the desert," he says.

Although SUTA dumping started about a decade ago, Kelly Services says it didn't affect business much during the '90s boom. But when layoffs began to rise during the 2001 recession, Kelly's president, Carl Camden, worried that competitors were using the tax edge to underbid Kelly for contracts. Mr. Camden says he rejected proposals by accountants that could have slashed the company's unemployment taxes by $30 million because Kelly considered the practice unethical.

A letter to Kelly's chief executive in late 2001 from accounting firm Arthur Andersen LLP, particularly offended the company. In the letter,

Dodgeball How the State Unemployment Tax Act dodge works:




A company with a history of significant layoffs creates a new corporate entity or buys a small company with no layoff history.
Unemployment-Tax Rates
BEFORE
About 4% of taxable wages
AFTER
About 1% of taxable wages
The original company is eliminated over time, and with it the high turnover rate that has boosted unemployment taxes.
It transfers employees from the old company into the new company, qualifying for a lower tax rate.

Andersen chastised a Kelly vice president for violating the staffing company's "fiduciary responsibility to your shareholders" by refusing to engage in SUTA dumping, according to Mr. Camden. Rather than try its hand at SUTA dumping to save on unemployment taxes, Kelly decided to lobby to outlaw the tax loophole. (Andersen collapsed after it was criminally charged for its role in the Enron scandal.)

If the practice were outlawed, Kelly figures, unemployment trust funds would be replenished from all companies having to pay their fair share, and states might be able to lower unemployment-tax rates. The campaign started in Feb. 2002, when Kelly Vice President Matt Harvill gave a 90-minute presentation to a half-dozen Labor Department officials in Washington, detailing how companies were evading unemployment taxes, in many cases illegally. Within four months, the Labor Department issued an advisory to the states to be on the lookout for unemployment-tax abusers.

Kelly also pushed for federal legislation to outlaw SUTA dumping. Kelly's Washington lobbying firm, Piper Rudnick LLP, set up a dozen meetings with lawmakers or their staff members, where Kelly officials explained the issue and suggested legislative changes. Last year, Kelly paid Piper Rudnick $80,000. In addition, Kelly enlisted Strategic Services on Unemployment and Workers Compensation, a Washington trade group known as UWC, to advise lawmakers on the legislation.

At a House Ways and Means subcommittee hearing in mid-2003, Kelly executives and a North Carolina official testified about SUTA abuses. The Government Accountability Office, a research arm of Congress, also testified that a preliminary report showed 14 states had identified a total of $120 million in lost tax revenue from dumping. Overall, the Labor Department estimates, SUTA dumping may be costing state coffers more than $1 billion annually.

"It was so outrageously wrong, that it became overwhelmingly apparent that something had to be done," says Rep. Wally Herger, the California Republican who is chairman of the subcommittee. He credits Kelly for alerting him to the problem. Kelly redoubled efforts to help states learn how to detect SUTA dumping and to encourage them to pass legislation barring the practice. After Kelly's president, Mr. Camden, spoke at an August 2003 national conference for state unemployment-insurance tax officers, a dozen states called Kelly for help. Oregon invited Kelly officials to meet with its tax department to discuss legislation. Opposition to the federal bill was muted. The National Association of Professional Employer Organizations, quietly approached the subcommittee to ask, "How can we keep this from passing this year," according to a Capitol Hill staffer. Nothing can be done, the group was told. Milan Yager, Napeo's executive vice president, says he had questions about the original bill's language, but that his organization supported passage. On July 14, the House unanimously passed its bill. Two ideological opposites, Sens. Don Nickles (R., Okla.) and Ted Kennedy (D., Mass.), introduced the same House bill language, which also passed the Senate unanimously a week later. President Bush is expected to sign the law, which requires states to pass legislation prohibiting SUTA dumping, into law within two weeks.

1953 sales exceed $1 million

1973 sales exceed $100 million

1986 sales exce
$1 billion

1940	1950	1960	1970	198



1946
'illiam Russell Kelly founded modern temporary staffing industry with first office in Detroit, Michigan

1958
Kelly establishes first international office in Canada



1964
Office opens in Puerto Rico



1972
Kelly enters Europe with office in Paris, France



1973
London, England, welcomes Kelly Services



1979
Kelly covers the U.S. with offices in all 50 states



198
The Kelly gree comes to Irelan



198
Kelly moves dow under to Australi



AUSTRALIA
BELGIUM
CANADA
DENMARK
FRANCE
GERMANY
HUNGARY
HONG KONG
INDIA
INDONESIA
IRELAND
ITALY
LUXEMBOURG
MALAYSIA
MEXICO
NETHERLANDS
NEW ZEALAND
NORWAY
PHILIPPINES
PUERTO RICO
RUSSIA
SINGAPORE
SPAIN
SWEDEN
SWITZERLAND
THAILAND
UNITED KINGDOM
UNITED STATES

1994 sales exceed $2 billion | 1996 sales exceed $3 billion | 1998 sales exceed $4 billion | 2004 sales hit record $4.98 billion

1990

1990
Global presence expands with offices in Denmark, Mexico, Netherlands, and New Zealand



1993
An office opens in Norway



1994
Switzerland joins Kelly's international family



1996
Kelly celebrates 50th anniversary

Kelly is first to place a temporary employee in Italy

Company expands to Russia, Luxembourg, and Spain





1998
Offices open in Belgium and Germany



1999
Kelly establishes office in Sweden



2000

2000
Pacific-Rim nations Malaysia, Philippines, and Singapore welcome Kelly Services



2001
Additional offices open in Hong Kong, India, Indonesia, and Thailand



2004
Kelly's presence grows to 27 countries with new office in Hungary



U.S. Commercial
- Kelly Office Services
- Kelly Marketing Services
- Kelly Light Industrial Services
- Kelly Electronic Assembly Services
- Kelly Educational Staffing®
- KellyConnect®
- KellyDirect®
- KellySelect®

Professional, Technical & Staffing Alternatives

Professional & Technical
- Kelly Scientific Resources®
- Kelly Healthcare Resources®
- Kelly Home Care Services®
- Kelly Automotive Services Group®
- Kelly Engineering Resources®
- Kelly IT Resources®
- Kelly Law Registry®
- Kelly Financial Resources®
- Kelly FedSecure®

Staffing Alternatives
- Kelly Management Services®
- Kelly Staff Leasing®
- Kelly HR Consulting®
- Kelly HRfirst®
- Kelly Vendor Management Solutions®

International
- KellyAssess®
- Kelly MultiHire®

BOARD OF DIRECTORS



Maureen A. Fay, O.P., Ph.D.	Verne G. Istock	Terence E. Adderley	Carl T. Camden	Jane E. Dutton	B. Joseph White
President Emeritus University of Detroit Mercy	Retired Chairman/President Bank One Corporation	Chairman and Chief Executive Officer	President and Chief Operating Officer	William Russell Kelly Professor of Business Administration University of Michigan	President University of Illinois


. Parfet
Director
Apjohn
LLC

NEW DIRECTOR ELECTED

This year, we welcomed Donald R. Parfet to our Board of Directors. Mr. Parfet brings extensive experience in international business and health care to his position as a Kelly Director. He is founder and managing director of Apjohn Group, LLC, a business development firm that specializes in creating commercial opportunities in the life sciences industries and a former senior vice president at Pharmacia.

Parfet also serves as a trustee of the W.E. Upjohn Institute for Employment Research, trustee of Biacore International, Chair of the Kalamazoo College Board of Trustees, and trustee and past Chairman of Bronson Healthcare Group. He earned his BA in economics from the University of Arizona and holds an MBA from the University of Michigan.

SENIOR OFFICERS

Terence E. Adderley
Chairman and Chief Executive Officer

Carl T. Camden
President and Chief Operating Officer

Michael L. Durik
Executive Vice President and Chief Administrative Officer

William K. Gerber
Executive Vice President and Chief Financial Officer

James H. Bradley
Senior Vice President, Administration

Joan M. Brancheau
Senior Vice President, Strategic Customer Relations

George S. Corona
Senior Vice President and Division General Manager

Allison M. Everett
Senior Vice President and Chief Information Officer

Carol J. Johnson
Senior Vice President, Global Sales

Catherine J. King
Senior Vice President and Division General Manager

Rolf E. Kleiner
Senior Vice President, International

Daniel T. Lis
Senior Vice President, General Counsel and Corporate Secretary

Michael S. Morrow
Senior Vice President, Marketing

Larry J. Seyfarth
Senior Vice President and General Manager, Technical Services Group

James A. Tanchon
Senior Vice President, Solutions Group

Bernard Tommasini
Senior Vice President and Regional General Manager, Western Europe

Dana M. Warren
Senior Vice President, Service

Andrew R. Watt
Senior Vice President, PTSA

Michael S. Webster
Senior Vice President and Division General Manager

OFFICERS

Leif Agnéus
Steven S. Armstrong
D. Craig Atkinson
Brian C. Ault
Christopher Bell
Pamela M. Berklich
Kathleen M. Bienkowski
Paul A. Bordonaro
Barry L. Brown
Jane M. Brown
Jeanine E. Burgen
Eileen M. Candels
MaryAnn Carey
Thomas J. Catalano
David A. Charlip
Cheryl F. Courier
Michael E. Debs
John P. Drew
Shaun M. Fracassi
Karin W. French
Sandra W. Galac
Jacqueline B. Galan
Jean-Claude Gallois
Carolyn Gatesman
Sergio Gomez
Ekaterina Gorokhova
Heidi L. Hanes
Matthew L. Harvill
John W. Healy
Christine M. Hoebermann
Bonnie D. Huber
Thomas P. Huizenga
Matthew W. Igel
Venson J. Jennings
Christopher P. Jock
Christopher Kelly
Donald P. Kingston
Gregory J. Kohl
Gregory S. Kruger
Susan C. Laminack
Jack L. Langenberg
Stig Lauvsland
Candace L. Lewandowski
Nicole M. Lewis
John W. Lichtenberg
Wilma I. Lopez
Robert J. Lyons
Thomas H. Manceor
Michael M. Martini
Timothy G. McAward
Timothy T. McClain
James D. McIntire
Jody M. McLeod
Jonathan D. Means
W. Edward Meisenheimer
Lisa R. Miller
Terrence T. Murphy
John J. O'Connor
Michael F. Orsini
Carolyn J. Palmer
Carla A. Perrotta
Richard A. Piske
Peter W. Quigley
Antonina M. Ramsey
Nicholas F. Regaldi
Diane E. Reynolds
Marc J. Riou
Ingrid A. Roberts
Rodger J. Rooney
Diane E. Rubin-White
Lori L. Sakorafis
Virginia A. Scaduto
Lynn G. Schwartz
Teresa E. Setting
Dhirendra Shantilal
Debra S. Sheehan
Allen J. Sowers
J. Leon Stanek
Michelle C. Steffes
Richard G. Struble
Kristin W. Supancich
Michael J. Tilley
Thomas L. Totte
Andrew P. Trestrail
Tami A. Troxell
Josefa Vidal
Richard F. Wallace
Barbara A. Wilson
Larry D. Worthen

SUMMARY FINANCIALS

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Summary Annual Report are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements include statements that are predictive in nature; depend upon or refer to future events or conditions; or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," or variations or negatives thereof, or by similar or comparable words or phrases. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company actions, that may be provided by management are also forward-looking statements as defined by the Act. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties, and assumptions about the Company; and economic and market factors in the countries in which the Company does business, among other things. These statements are not guarantees of future performance, and the Company has no specific intention to update these statements.

Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors. The principal important risk factors that could cause the Company's actual performance and future events and actions to differ materially from such forward-looking statements include, but are not limited to, competitive market pressures including pricing, changing market and economic conditions, material changes in demand from large corporate customers, availability of temporary workers with appropriate skills required by customers, increases in wages paid to temporary workers, liabilities for client and employee actions, foreign currency fluctuations, changes in laws and regulations (including federal, state, and international tax laws), the Company's ability to effectively implement and manage its information technology programs, and the ability of the Company to successfully expand into new markets and service lines. Certain risk factors are discussed more fully in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Kelly Services, Inc. (the "Company"), is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

» Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

» Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company;

» Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of January 2, 2005. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management determined that, as of January 2, 2005, the Company's internal control over financial reporting was effective based on those criteria.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of January 2, 2005, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 25.

ELEVEN YEAR FINANCIAL SUMMARY

Kelly Services, Inc. and Subsidiaries

	Compound Annual Growth Rates [1]				
	10 Year	5 Year	1 Year	**2004** [2]	2003
Operating Results (In millions of dollars)					
Revenue from services	8.2%	4.1%	15.2%	**$ 4,984.1**	$ 4,325.2
Cost of services	8.7	4.8	15.4	**4,185.5**	3,628.5
Gross profit	5.6	0.8	14.6	**798.5**	696.6
Selling, general and administrative expenses [5]	7.5	4.2	10.9	**763.0**	687.9
Earnings from operations	(9.1)	(24.4)	306.2	**35.5**	8.7
Interest (expense) income, net	N/A	29.0	1,018.2	**(0.9)**	(0.1)
Earnings before taxes	(9.9)	(24.8)	299.9	**34.6**	8.7
Income taxes	(10.4)	(26.6)	252.2	**12.5**	3.6
Net earnings	(9.7)	(23.6)	333.1	**22.1**	5.1
Dividends	(6.2)	(16.2)	(0.7)	**14.0**	14.1
Summary of total taxes [3]	7.4	3.6	18.8	**503.3**	423.8
Financial Position (In millions of dollars)					
Current assets	5.6%	4.8%	12.7%	**$ 891.9**	$ 791.7
Current liabilities	11.5	6.0	15.9	**483.6**	417.3
Working capital	1.5	3.4	9.1	**408.3**	374.4
Net property and equipment	9.9	(0.8)	(4.4)	**179.8**	188.1
Total assets	6.9	3.8	9.6	**1,247.4**	1,137.7
Stockholders' equity	4.3	2.4	6.6	**654.3**	613.6
Capital expenditures	6.8	(14.3)	17.6	**35.6**	30.2
Depreciation and amortization	8.7	4.0	(7.7)	**44.1**	47.8
Goodwill amortization [6]	N/A	N/A	N/A	**0.0**	0.0
Common Stock Data [4]					
Earnings per share					
Basic	(9.0)%	(23.3)%	350.0%	**$ .63**	$ .14
Diluted	(9.1)	(23.5)	342.9	**.62**	.14
Dividends per share: Classes A and B	(5.4)	(15.9)	0.0	**.40**	.40
Stockholders' equity (book value) per share	4.9	2.6	4.4	**18.43**	17.65
Stock price per share: Class A at year end	0.9	3.7	9.7	**30.18**	27.52
Number of common shares outstanding at year end (thousands)				**35,504**	34,772
Average number of shares outstanding (thousands)					
Basic				**35,115**	35,289
Diluted				**35,461**	35,355
Stock splits				**—**	—
Financial Ratios [1]					
Return on revenues				**0.4%**	0.1%
Return on average assets				**1.9%**	0.5%
Return on average stockholders' equity				**3.5%**	0.8%
Effective tax rate				**36.1%**	41.0%
Current assets to current liabilities (current ratio)				**1.8**	1.9
Price earnings ratio at year end				**48.7**	196.6

(1) Growth rates and financial ratios calculated based on data rounded to thousands.
(2) Fiscal year included 53 weeks.
(3) Consists of payroll taxes and federal, state, and local taxes.
(4) Shares consist of Class A and B common stock adjusted for all stock splits.
(5) For 1999, 1998 and 1997, includes Year 2000 expenses of $11 million, $8 million and $1 million, respectively.
(6) Goodwill amortization amounts are also included in the depreciation and amortization line item above.
Note: Certain prior year amounts have been reclassified to conform with the current presentation.

2002	2001	2000	1999	1998[2]	1997	1996	1995	1994
$ 4,056.9	$ 4,005.9	$ 4,250.7	$ 4,076.3	$ 3,882.0	$ 3,625.2	$ 3,115.4	$ 2,586.7	$ 2,273.3
3,364.2	3,308.0	3,458.4	3,310.3	3,150.7	2,943.8	2,502.6	2,045.3	1,810.3
692.7	697.9	792.3	766.0	731.3	681.3	612.8	541.4	463.0
662.3	669.9	655.2	622.1	590.7	545.5	491.8	435.1	370.9
30.4	28.0	137.1	143.9	140.6	135.8	121.0	106.3	92.1
0.4	(0.4)	(0.4)	(0.2)	3.0	1.2	1.9	7.0	6.4
30.8	27.6	145.3	143.7	143.6	137.0	122.9	113.3	98.5
12.2	11.0	58.1	58.6	58.9	56.2	49.9	43.8	37.4
18.6	16.5	87.2	85.1	84.7	80.8	73.0	69.5	61.1
14.3	30.4	35.3	34.0	34.2	33.2	31.6	29.6	26.6
392.7	385.3	445.8	421.1	416.2	388.2	339.7	283.5	246.4
$ 719.4	$ 670.2	$ 721.1	$ 706.3	$ 690.9	$ 745.8	$ 640.4	$ 544.9	$ 515.1
367.2	348.2	384.8	361.6	344.1	334.8	262.0	191.1	163.2
352.2	322.0	336.2	344.7	346.8	411.0	378.4	353.8	351.9
202.3	212.0	201.1	187.0	146.4	112.7	97.7	84.4	70.2
1,072.1	1,039.4	1,089.6	1,033.7	964.2	967.2	838.9	718.7	642.4
619.1	607.2	623.5	582.4	537.8	559.8	516.9	476.1	431.5
33.4	42.5	54.2	76.7	59.1	39.7	36.5	34.0	18.4
45.4	44.4	39.5	36.2	28.9	28.3	26.1	22.7	19.1
0.0	2.7	2.0	1.8	1.5	1.5	1.1	0.9	0.7
$ .52	$ .46	$ 2.44	$ 2.37	$ 2.24	$ 2.12	$ 1.92	$ 1.83	$ 1.61
.52	.46	2.43	2.36	2.23	2.12	1.91	1.83	1.61
.40	.85	.99	.95	.91	.87	.83	.78	.70
17.42	16.93	17.45	16.23	15.02	14.67	13.58	12.52	11.37
24.72	22.06	23.63	25.13	31.75	29.25	27.50	27.75	27.50
35,529	35,868	35,739	35,874	35,807	38,163	38,059	38,015	37,963
35,724	35,829	35,721	35,854	37,745	38,099	38,043	37,993	37,956
35,900	35,930	35,843	36,030	37,945	38,191	38,133	38,057	38,005
—	—	—	—	—	—	—	—	—
0.5%	0.4%	2.1%	2.1%	2.2%	2.2%	2.3%	2.7%	2.7%
1.8%	1.6%	8.2%	8.5%	8.8%	8.9%	9.4%	10.2%	10.3%
3.0%	2.7%	14.5%	15.2%	15.4%	15.0%	14.7%	15.3%	14.9%
39.6%	40.0%	40.0%	40.8%	41.0%	41.0%	40.6%	38.7%	38.0%
2.0	1.9	1.9	2.0	2.0	2.2	2.4	2.9	3.2
47.5	48.0	9.7	10.6	14.2	13.8	14.4	15.2	17.1

SUMMARY STATEMENTS OF EARNINGS

Kelly Services, Inc. and Subsidiaries

	2004 [1]	2003	2002
	(In thousands of dollars except per share items)		
Revenue from services	**$ 4,984,051**	$ 4,325,155	$ 4,056,945
Cost of services	**4,185,545**	3,628,524	3,364,219
Gross profit	**798,506**	696,631	692,726
Selling, general and administrative expenses	**763,013**	687,894	662,334
Earnings from operations	**35,493**	8,737	30,392
Interest (expense) income, net	**(861)**	(77)	362
Earnings before taxes	**34,632**	8,660	30,754
Income taxes	**12,502**	3,550	12,185
Net earnings	**$ 22,130**	$ 5,110	$ 18,569
Basic earnings per share	**$ .63**	$ .14	$ .52
Diluted earnings per share	**$ .62**	$ .14	$ .52
Dividends per share	**$ .40**	$ .40	$ .40
Average shares outstanding (thousands):			
Basic	**35,115**	35,289	35,724
Diluted	**35,461**	35,355	35,900

(1) Fiscal year included 53 weeks.

Notes to Financial Statements can be found in the Company's 2004 Form 10-K.

SUMMARY STATEMENTS OF CASH FLOWS

Kelly Services, Inc. and Subsidiaries

	2004 [1]	2003	2002
		(In thousands of dollars)	
Cash flows from operating activities			
Net earnings	**$ 22,130**	$ 5,110	$ 18,569
Noncash adjustments:			
Depreciation and amortization	**44,137**	47,795	45,428
Deferred income taxes	**(9,611)**	2,936	6,590
Changes in operating assets and liabilities	**2,704**	(25,248)	19,019
Net cash from operating activities	**59,360**	30,593	89,606
Cash flows from investing activities			
Capital expenditures	**(35,556)**	(30,222)	(33,406)
Short-term investments	**105**	142	31
Increase in other assets	**(736)**	(2,487)	(3,476)
Net cash from investing activities	**(36,187)**	(32,567)	(36,851)
Cash flows from financing activities			
(Decrease) increase in short-term borrowings	**(8,188)**	10,280	(11,723)
Dividend payments	**(14,043)**	(14,143)	(14,293)
Exercise of stock options and other	**8,422**	3,865	991
Purchase of treasury stock	**(3)**	(26,149)	(13,216)
Net cash from financing activities	**(13,812)**	(26,147)	(38,241)
Effect of exchange rates on cash and equivalents	**1,815**	3,563	2,961
Net change in cash and equivalents	**11,176**	(24,558)	17,475
Cash and equivalents at beginning of year	**76,378**	100,936	83,461
Cash and equivalents at end of year	**$ 87,554**	$ 76,378	$ 100,936

(1) Fiscal year included 53 weeks.

Notes to Financial Statements can be found in the Company's 2004 Form 10-K.

SUMMARY BALANCE SHEETS

Kelly Services, Inc. and Subsidiaries

ASSETS	2004	2003	2002
		(In thousands of dollars)	
Current Assets			
Cash and equivalents	**$ 87,554**	$ 76,378	$ 100,936
Short-term investments	**1,288**	457	599
Trade accounts receivable, less allowances of $16,228, $14,983 and $12,533, respectively	**727,366**	658,090	567,517
Prepaid expenses and other current assets	**40,736**	31,784	26,387
Deferred taxes	**34,967**	24,962	23,916
Total current assets	**891,911**	791,671	719,355
Property and Equipment			
Land and buildings	**58,236**	57,543	57,111
Equipment, furniture and leasehold improvements	**301,458**	302,938	295,536
Accumulated depreciation	**(179,908)**	(172,359)	(150,315)
Net property and equipment	**179,786**	188,122	202,332
Noncurrent Deferred Taxes	**17,960**	14,606	21,065
Goodwill, Net	**94,652**	85,788	80,260
Other Assets	**63,059**	57,550	49,121
Total Assets	**$ 1,247,368**	$ 1,137,737	$ 1,072,133

Notes to Financial Statements can be found in the Company's 2004 Form 10-K.

LIABILITIES AND STOCKHOLDERS' EQUITY	2004	2003	2002
		(In thousands of dollars)	
Current Liabilities			
Short-term borrowings	**$ 34,289**	$ 39,190	$ 24,770
Accounts payable	**102,264**	92,265	85,310
Accrued payroll and related taxes	**246,061**	200,503	181,585
Accrued insurance	**33,165**	36,016	27,912
Income and other taxes	**67,839**	49,342	47,617
Total current liabilities	**483,618**	417,316	367,194
Noncurrent Liabilities			
Accrued insurance	**58,548**	58,763	45,540
Accrued retirement benefits	**50,892**	48,025	40,335
Total noncurrent liabilities	**109,440**	106,788	85,875
Stockholders' Equity			
Capital stock, $1.00 par value			
Class A common stock, shares issued 36,619,693 at 2004 and 36,619,148 at 2003 and 2002	**36,620**	36,619	36,619
Class B common stock, shares issued 3,496,173 at 2004 and 3,496,718 at 2003 and 2002	**3,496**	3,497	3,497
Treasury stock, at cost			
Class A common stock, 4,588,739 shares at 2004, 5,319,995 shares at 2003 and 4,567,975 shares at 2002	**(97,067)**	(112,535)	(91,648)
Class B common stock, 23,575 shares at 2004, 23,475 shares at 2003 and 18,875 shares at 2002	**(626)**	(623)	(511)
Paid-in capital	**22,530**	19,096	17,902
Earnings invested in the business	**664,813**	656,726	665,759
Accumulated other comprehensive income	**24,544**	10,853	(12,554)
Total stockholders' equity	**654,310**	613,633	619,064
Total Liabilities and Stockholders' Equity	**$ 1,247,368**	$ 1,137,737	$ 1,072,133

SUMMARY STATEMENTS OF STOCKHOLDERS' EQUITY

Kelly Services, Inc. and Subsidiaries

	2004 [1]	2003	2002
		(In thousands of dollars)	
Capital Stock			
Class A common stock			
Balance at beginning of year	**$ 36,619**	$ 36,619	$ 36,609
Conversions from Class B	**1**	—	10
Balance at end of year	**36,620**	36,619	36,619
Class B common stock			
Balance at beginning of year	**3,497**	3,497	3,507
Conversions to Class A	**(1)**	—	(10)
Balance at end of year	**3,496**	3,497	3,497
Treasury Stock			
Class A common stock			
Balance at beginning of year	**(112,535)**	(91,648)	(81,721)
Exercise of stock options, restricted stock awards and other	**15,468**	5,150	2,381
Treasury stock issued for acquisition	**—**	—	832
Purchase of treasury stock	**—**	(26,037)	(13,140)
Balance at end of year	**(97,067)**	(112,535)	(91,648)
Class B common stock			
Balance at beginning of year	**(623)**	(511)	(435)
Purchase of treasury stock	**(3)**	(112)	(76)
Balance at end of year	**(626)**	(623)	(511)
Paid-in Capital			
Balance at beginning of year	**19,096**	17,902	17,035
Exercise of stock options, restricted stock awards and other	**3,434**	1,194	699
Treasury stock issued for acquisition	**—**	—	168
Balance at end of year	**22,530**	19,096	17,902
Earnings Invested in the Business			
Balance at beginning of year	**656,726**	665,759	661,483
Net earnings	**22,130**	5,110	18,569
Dividends	**(14,043)**	(14,143)	(14,293)
Balance at end of year	**664,813**	656,726	665,759
Accumulated Other Comprehensive Income			
Balance at beginning of year	**10,853**	(12,554)	(29,323)
Foreign currency translation adjustments, net of tax	**13,433**	23,407	16,769
Unrealized gains on investments, net of tax	**258**	—	—
Balance at end of year	**24,544**	10,853	(12,554)
Stockholders' Equity at End of Year	**$ 654,310**	$ 613,633	$ 619,064
Comprehensive Income			
Net earnings	**$ 22,130**	$ 5,110	$ 18,569
Foreign currency translation adjustments, net of tax	**13,433**	23,407	16,769
Unrealized gains on investments, net of tax	**258**	—	—
Comprehensive income	**$ 35,821**	$ 28,517	$ 35,338

(1) Fiscal year included 53 weeks.

Notes to Financial Statements can be found in the Company's 2004 Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Kelly Services, Inc.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Kelly Services, Inc. as of January 2, 2005, December 28, 2003 and December 29, 2002, and for each of the three years in the period ended January 2, 2005, management's assessment of the effectiveness of the Company's internal control over financial reporting as of January 2, 2005 and the effectiveness of the Company's internal control over financial reporting as of January 2, 2005; and in our report dated February 18, 2005, we expressed unqualified opinions thereon. Our report and the consolidated financial statements (not presented herein) appear in the Company's Annual Report on Form 10-K for the year ended January 2, 2005.

Summary consolidated financial statements
In our opinion, the information set forth in the accompanying summary consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Internal control over financial reporting
Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing on page 17 of the 2004 summary annual report, that the Company maintained effective internal control over financial reporting as of January 2, 2005 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 2, 2005, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
February 18, 2005

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Kelly Services, Inc. and Subsidiaries

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
	(In thousands of dollars except per share items)				
Revenue from services [1]					
2004	**$ 1,158,811**	**$ 1,224,464**	**$ 1,244,854**	**$ 1,355,922**	**$ 4,984,051**
2003	1,003,397	1,059,517	1,097,268	1,164,973	4,325,155
2002	936,613	1,014,841	1,057,290	1,048,201	4,056,945
Cost of services [1]					
2004	**975,455**	**1,026,382**	**1,042,486**	**1,141,222**	**4,185,545**
2003	837,845	887,113	924,661	978,905	3,628,524
2002	777,653	844,625	875,028	866,913	3,364,219
Gross profit					
2004	**183,356**	**198,082**	**202,368**	**214,700**	**798,506**
2003	165,552	172,404	172,607	186,068	696,631
2002	158,960	170,216	182,262	181,288	692,726
Selling, general and administrative expenses					
2004	**181,342**	**189,404**	**189,908**	**202,359**	**763,013**
2003	165,162	169,955	169,898	182,879	687,894
2002	157,774	163,741	171,547	169,272	662,334
Net earnings					
2004	**1,065**	**5,047**	**7,372**	**8,646**	**22,130**
2003	310	1,484	1,504	1,812	5,110
2002	796	3,935	6,505	7,333	18,569
Basic earnings per share [2]					
2004	**.03**	**.14**	**.21**	**.24**	**.63**
2003	.01	.04	.04	.05	.14
2002	.02	.11	.18	.21	.52
Diluted earnings per share [2]					
2004	**.03**	**.14**	**.21**	**.24**	**.62**
2003	.01	.04	.04	.05	.14
2002	.02	.11	.18	.21	.52
Dividends per share					
2004	**.10**	**.10**	**.10**	**.10**	**.40**
2003	.10	.10	.10	.10	.40
2002	.10	.10	.10	.10	.40

(1) As discussed in Note 1 to the financial statements, the Company changed its method of reporting revenue for Kelly Staff Leasing. This change did not impact gross profit or net earnings. Revenue from services and cost of services adjustments for the first, second, third and fourth quarters of 2002 were $63.4 million, $62.1 million, $65.4 million and $75.6 million, respectively. Notes to Financial Statements can be found in the Company's 2004 Form 10-K.

(2) Earnings per share amounts for each quarter are required to be computed independently and may not equal the amounts computed for the total year.

COMMON STOCK PRICE INFORMATION

Kelly Services, Inc. and Subsidiaries

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2004					
Class A common					
High	**$ 30.99**	**$ 32.25**	**$ 29.80**	**$ 31.27**	**$ 32.25**
Low	**27.17**	**27.05**	**25.26**	**25.86**	**25.26**
Final	**28.52**	**28.95**	**27.16**	**30.18**	**30.18**
Class B common					
High	**31.50**	**32.74**	**29.42**	**31.00**	**32.74**
Low	**27.25**	**26.50**	**25.53**	**26.00**	**25.53**
Final	**29.10**	**29.55**	**27.29**	**30.50**	**30.50**
2003					
Class A common					
High	25.64	25.90	27.26	29.70	29.70
Low	19.01	21.31	23.30	24.20	19.01
Final	22.00	24.60	25.27	27.52	27.52
Class B common					
High	26.41	26.35	27.49	29.63	29.63
Low	19.68	21.87	24.04	25.75	19.68
Final	22.48	25.01	26.31	27.92	27.92
2002					
Class A common					
High	28.68	29.50	27.37	25.75	29.50
Low	21.33	23.60	19.80	17.86	17.86
Final	28.23	27.01	21.84	24.72	24.72
Class B common					
High	27.00	28.78	27.89	26.99	28.78
Low	21.00	23.50	20.50	18.90	18.90
Final	27.00	23.50	20.70	25.75	25.75

Kelly Services, Inc.
Corporate Headquarters
999 West Big Beaver Road
Troy, Michigan 48084-4782
U.S.A.
(248) 362-4444
www.kellyservices.com

Investor Relations Contact
James M. Polehna
Director, Investor Relations
Kelly Services, Inc.
999 West Big Beaver Road
Troy, Michigan 48084-4782
U.S.A.
(248) 244-4586

Annual Meeting
The Annual Meeting of Stockholders will be held on May 4, 2005, at 11:00 a.m. Eastern Daylight Time, at the Corporate Headquarters of the Company. All stockholders are invited to attend.

Stock Transfer Agent & Registrar
Mellon Investor Services, LLC
P.O. Box 3315
South Hackensack, NJ 07606-3315

For assistance with transfers of stock to another name, lost or destroyed stock certificates, lost dividend checks, direct deposit of dividends, consolidation of accounts, or changes of address, please contact Mellon at:

Toll Free (U.S. and Canada):	(866) 249-2607
TDD for Hearing Impaired:	(800) 231-5469
Foreign Stockholders:	(201) 329-8660
TDD Foreign Stockholders:	(201) 329-8354

You may also visit their website, www.melloninvestor.com/isd, or contact Kelly's director of Investor Relations.

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit, Michigan 48243-1507

Financial Reports for Stockholders
Stockholders, security analysts, and interested investors may obtain additional copies of this summary annual report, the Company's quarterly reports, the Company's Annual Report to the Securities and Exchange Commission on Form 10-K, and copies of the Company's Code of Business Conduct and Ethics, without charge, by addressing requests to the director of Investor Relations. This information can also be found at the Kelly Services website.

Dividend Reinvestment and Direct Stock Purchase Plan
Registered stockholders can purchase additional shares of Kelly's Class A common stock through Kelly's Dividend Reinvestment and Direct Stock Purchase Plan. Initial purchases of Kelly's Class A common stock can also be made through this Plan. Participation is voluntary and allows for automatic reinvestment of cash dividends, direct cash investments, and safekeeping of stock certificates. For more information about this service, visit our website: www.kellyservices.com and select *Investor Relations* or contact Investor Relations at Kelly.

Stock Listings
Kelly Services Class A and Class B common stock trade on the Nasdaq Stock Market[SM] under the symbols: KELYA and KELYB.


Recycled
Recyclable

99 West Big Beaver Road
oy, Michigan 48084-4782
48) 362-4444
ww.kellyservices.com